Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and between

QOO10 INC.,

as Buyer,

CONTEXTLOGIC INC.,

as Seller

and

QOO10 PTE. LTD.,
solely for purposes of Section 6.5, Section 6.7, Section 11.2, Section 11.5, Section 11.6, Section 11.7 and Section 11.12

Dated as of February 10, 2024

i

EXHIBITS

Exhibit A	Definitions
Exhibit B	Form of Bills of Sale and Assignment
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of IP Assignment Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of February 10, 2024 by and between ContextLogic Inc., a Delaware corporation (the “Seller”), Qoo10 Inc., a Delaware corporation (the “Buyer”), and, solely for purposes of Section 6.5, Section 6.7, Section 11.2, Section 11.5, Section 11.6, Section 11.7 and Section 11.12, Qoo10 Pte. Ltd., a Singapore private limited company and parent of the Buyer (the “Parent”).

WHEREAS, the Seller and its Subsidiaries are engaged in the business of operating an online platform for international e-commerce that connects consumers to merchants for purposes of buying and selling consumer goods as well as a logistics services network (such business as conducted by the Seller and its Subsidiaries immediately prior to the Closing, the “Business”);

WHEREAS, upon the terms and subject to the conditions set forth herein, the Seller desires to sell and transfer to the Buyer, and the Buyer desires to acquire from the Seller, the Purchased Assets (as defined below);

WHEREAS, in connection with the acquisition of the Purchased Assets by the Buyer, and upon the terms and subject to the conditions set forth herein, the Buyer desires to assume from the Seller all responsibilities, duties, liabilities and obligations of the Seller constituting Assumed Liabilities (as defined below) hereunder;

WHEREAS, as of the date hereof, the Seller Board has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Seller and its stockholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, (c) directed that this Agreement and the Transactions be submitted to a vote at a meeting of the holders of issued and outstanding shares of Seller Common Stock for approval and (d) resolved to recommend that the Seller’s stockholders approve this Agreement and the Transactions;

WHEREAS, as of the date hereof, the board of directors of the Parent and the board of directors of the Buyer have each unanimously approved the execution, delivery and performance of this Agreement and the Transactions; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Buyer and the Parent’s willingness to enter into this Agreement and to consummate the Transactions, the stockholders of the Seller set forth in Schedule A of the Disclosure Schedule (the “Supporting Stockholders”), each in its capacity as a stockholder of the Seller, are executing and delivering Voting and Support Agreements in favor of the Buyer (each, a “Support Agreement”), pursuant to which among other things, each Supporting Stockholder has agreed, on the terms and subject to the conditions set forth in the applicable Support Agreement, to vote all of such Supporting Stockholder’s Seller Common Stock in favor of the approval of this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties (as defined below) hereto hereby agree as follows:

Article I

Definitions

Section 1.1 Definitions. As used in this Agreement, the capitalized terms have the respective meanings ascribed to such terms in Exhibit A or as otherwise defined elsewhere in this Agreement.

Article II

Purchase and Sale of Purchased Assets

Section 2.1 Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions of this Agreement, upon the Closing, the Buyer hereby agrees to purchase from the Seller, and the Seller hereby agrees to sell, convey, transfer, assign and deliver to the Buyer, free and clear of all Liens (other than the Permitted Liens), all of the Seller’s right, title and interest in, to and under all of the assets of the Seller other than the Excluded Assets (the “Purchased Assets”), wherever located, whether real, personal or mixed, tangible or intangible, as the same shall exist as of the Closing, including, without duplication, the following assets and properties:

(a) all equity interests of each of the Subsidiaries owned, directly or indirectly, by the Seller set forth in Section 2.1(a) of the Disclosure Schedule (the “Transferred Subsidiaries”), including all entity books and records of the Transferred Subsidiaries;

(b) all cash and Cash Equivalents of the Seller and the Transferred Subsidiaries, except the Excluded Cash;

(c) the Seller’s interests in the real property leases listed on Section 2.1(c) of the Disclosure Schedule (the “Leased Real Property”) together with all buildings, structures, installations, fixtures, trade fixtures, building equipment and other improvements owned by the Seller located on or attached to the Leased Real Property;

(d) all fixed assets and tangible personal property owned by or otherwise in the control of the Seller, including (i) all furniture, fixtures, machinery, equipment, supplies, computer hardware and Software, and (ii) all other fixed assets and tangible personal property used in or related to the Business (collectively, the “Tangible Personal Property”);

(e) all Transferred Intellectual Property and goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against past, present and future infringements thereof, and rights to protection of past, present and future interests therein under the laws of all jurisdictions, including the Registered Intellectual Property listed in Section 4.13(a) of the Disclosure Schedule identified as owned by the Seller;

(f) all of the Seller’s Contracts and its rights thereunder, except the Contracts set forth in Section 2.2(d) of the Disclosure Schedule;

(g) all of the Seller’s accounts, billed and unbilled receivables and other amounts due to the Seller from third-party payors;

(h) all of the Seller’s claims, deposits, prepaid expenses, advance payments, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment, except to the extent in respect of any Excluded Asset;

(i) all of the Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(j) all of the Seller’s franchises, approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from a Governmental Entity, including those listed in Section 4.21(b) of the Disclosure Schedule, to the extent transferable;

(k) all of the Seller’s books, records, supplier lists, customer lists, customer files and records, business forms, creative materials, advertising and promotional materials and other printed or written materials associated with the Business (subject, in the case of personnel records, to any required consent by Employees, it being understood that the Seller and the Buyer shall cooperate in good faith and use their respective reasonable best efforts to obtain such consent on or prior to the Closing Date);

(l) all of the Seller’s goodwill associated with the Business and the Purchased Assets; and

(m) the Benefit Plans and all of the Seller’s rights in and with respect to the assets associated with the Benefit Plans, except to the extent that such Benefit Plans are Excluded Assets.

Section 2.2 Excluded Assets. Each of the Parties expressly understands and agrees that, notwithstanding anything to the contrary contained herein, the following assets and properties of the Seller and the Transferred Subsidiaries prior to the Closing (the “Excluded Assets”) shall be excluded from the Purchased Assets and shall remain assets and properties of the Seller, as applicable, following the Closing:

(a) the corporate seals, Organizational Documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of the Seller;

(b) all of the cash or Cash Equivalents of the Seller held in the cash and money market accounts in the name of the Seller set forth in Section 2.2(b) of the Disclosure Schedule (the “Excluded Cash” and any such accounts the “Excluded Cash Accounts”);

(c) all insurance policies of the Seller and all rights to applicable claims and proceeds under insurance policies of the Seller or any replacement or renewal policies therefor; provided, however, that nothing in this Section 2.2(c) is intended to diminish or nullify the rights granted to the Buyer in Section 6.14(b);

(d) the Contracts listed in Section 2.2(d) of the Disclosure Schedule;

(e) the Benefit Plans listed in Section 2.2(e) of the Disclosure Schedule (the “Excluded Benefit Plans”);

(f) the Marks listed in Section 2.2(f) of the Disclosure Schedule (the “Excluded Marks”);

(g) all Tax attributes, including all net operating loss carryforwards, Tax refunds, credits, and prepayments of the Seller (other than (i) Tax refunds (or credits in lieu of refunds) described in Section 7.7 and (ii) the Buyer’s portion of Tax refunds described Section 7.6(b) of the Disclosure Schedule);

(h) all rights to any action, suit or claim of any nature available to or being pursued by the Seller, whether arising by way of counterclaim or otherwise, to the extent in respect of any other Excluded Asset or Excluded Liability;

(i) all guarantees, warranties, indemnities and similar rights in favor of the Seller in respect of any other Excluded Asset or Excluded Liability;

(j) all rights of the Seller under the Transaction Documents;

(k) all records, correspondence and other materials prepared by or on behalf of the Seller in connection with the sale of the Purchased Assets to the Buyer; and

(l) assets set forth in Section 2.2(l) of the Disclosure Schedule.

Section 2.3 Transfer and Assumption of Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, concurrently with the purchase of the Purchased Assets at the Closing, the Seller shall convey, assign and transfer to the Buyer, and the Buyer shall assume and agree to pay, perform and discharge when due, all Liabilities of the Seller other than the Excluded Liabilities expressly set forth in Section 2.4 below (the “Assumed Liabilities”), including, for the avoidance of doubt, all Liabilities that may arise in connection with any of the following matters:

(a) all Liabilities in respect of any Purchased Asset;

(b) the employment or termination of employment or services of the Employees (including the No-Offer Employees), whether arising before, on or after the Closing Date, including any Liabilities under the WARN Act as set forth in Section 6.8(h), but excluding Liabilities arising from severance payments to, or unpaid wages owed to, any Declining Employee;

(c) without limiting the generality of Section 2.3(b), those certain severance obligations set forth in Section 2.3(c) of the Disclosure Schedule, whether arising before, on or after the Closing Date;

(d) the non-continuation of the service of any Employee (including the No-Offer Employees) resulting from any failure by the Buyer to offer employment pursuant to Section 6.8(a);

(e) any Liabilities in respect of (i) Taxes of, or imposed on, the Seller for any taxable period (or portion thereof) ending on or prior to the Closing Date (determined, in the case of the pre-Closing portion of the taxable period in which the Closing occurs, on a closing of the books basis) with respect to the Business, any Transferred Subsidiary or any Purchased Asset (other than any Seller Taxes) and (ii) the portion of any Schedule 7.6(b) Taxes that are the responsibility of the Buyer pursuant to Section 7.6(b) hereof and Section 7.6(b) of the Disclosure Schedule;

(f) all Third Party Claims, including any Third Party Claims relating to the negotiation, execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of any transaction contemplated by this Agreement or any other Transaction Document, but excluding any Excluded Third Party Claims (the “Assumed Third Party Claims”); and

(g) up to $6,000,000 in incurred and unpaid costs or expenses of the Seller as of the Closing in connection with the negotiation, preparation and performance of this Agreement, the other Transaction Documents and the Transactions, payable to the third-party advisors listed in Section 2.3(g) of the Disclosure Schedule (the “Assumed Seller Transaction Expenses”).

Section 2.4 Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, at and following the Closing, the Seller shall retain and remain responsible for, and the Buyer shall not assume, the following Liabilities (the “Excluded Liabilities”), whether presently in existence or arising hereafter:

(a) any Liabilities in respect of any Excluded Asset;

(b) Liabilities arising out of or related to the employment or termination of service of any employee of the Seller set forth in Section 2.4(b) of the Disclosure Schedule (collectively, the “Excluded Employees”) or arising from severance payments to, or unpaid wages owed to, any Declining Employee;

(c) any Liabilities in respect of (i) the portion of any Transfer Taxes that are the responsibility of the Seller pursuant to Section 7.5, (ii) the portion of any Property Taxes that are the responsibility of the Seller pursuant to Section 7.6, (iii) the portion of any Schedule 7.6(b) Taxes that are the responsibility of the Seller pursuant to Section 7.6(b) hereof and Section 7.6(b) of the Disclosure Schedule, (iv) except as specifically provided otherwise in Section 7.6 or Section 7.6(b) of the Disclosure Schedule, any Taxes of, or imposed on, the Seller for any taxable period with respect to any income or gain recognized from the transfer of Purchased Assets under this Agreement and (v) any other Taxes of, or imposed on, the Seller not described in Section 2.3(e) (the Taxes described in this Section 2.4(c), “Seller Taxes”);

(d) all Third Party Claims set forth in Section 2.4(d) of the Disclosure Schedule (the “Excluded Third Party Claims”); and

(e) any costs or expenses incurred by the Seller in connection with the negotiation, preparation and performance of this Agreement, the other Transaction Documents and the Transactions other than the Assumed Seller Transaction Expenses.

Section 2.5 Purchase Price.

(a) In consideration for the sale and transfer of the Purchased Assets, and on the terms and subject to the conditions of this Agreement, at the Closing, the Buyer shall (a) pay to the Seller cash in an amount equal to $173,000,000 less (i) the amount of the Excluded Cash set forth in the Excluded Cash Statement (as finally determined as of three Business Days prior to the Closing in accordance with Section 2.5(b)), plus (ii) the Cash Adjustment if the Closing Cash exceeds the Cash Threshold and minus (iii) the Cash Adjustment if the Closing Cash is less than the Cash Threshold (the “Purchase Price”) and (b) assume the Assumed Liabilities. The Purchase Price shall be allocated as provided for in Section 2.6.

(b) No later than three Business Days prior to the Closing Date, the Seller shall deliver to the Buyer a written statement of (i) the value of the Excluded Cash as of such date (the “Excluded Cash Statement”) and (ii) the Cash Adjustment (the “Cash Adjustment Statement” and together with the Excluded Cash Statement, the “Closing Statements”), in each case together with account statements and any other reasonable supporting documentation used by the Seller to prepare the same. From the date of delivery of the Closing Statements until the Closing, the Seller shall make its applicable Representatives available to discuss the Closing Statements with the Buyer and shall adjust the Closing Statements, if necessary, in response to reasonable input from Representatives of the Buyer. The Seller shall ensure that no withdrawal from any Excluded Cash Account occurs from the date of delivery of the Excluded Cash Statement until the Closing.

(c) If the consolidated cash and Cash Equivalents of the Seller and its Subsidiaries (including Excluded Cash) as of immediately prior to the Closing (such consolidated amount, the “Closing Cash”) (i) is equal to or greater than $320,000,000 (the “Cash Threshold”) and (A) the Closing Date is on or before May 31, 2024, the Purchase Price shall be adjusted by an amount in cash (such amount the “Cash Adjustment”) equal to the full amount of such surplus and (B) the Closing Date is on or after June 1, 2024, the Cash Adjustment shall equal 50% of the amount of such surplus (provided, however, that the Cash Adjustment as calculated pursuant to this clause (i) shall be reduced on a dollar-for-dollar basis by up to 50% of the Assumed Seller Transaction Expenses, but in no event shall the Cash Adjustment be reduced to less than zero); and (ii) is less than the Cash Threshold and (A) the Closing Date is on or before May 31, 2024, the Cash Adjustment shall equal 50% of the amount of such deficit and (B) the Closing Date is on or after June 1, 2024, the Cash Adjustment shall equal the full amount of such deficit. For purposes of calculating the Cash Adjustment, the Seller shall use the exchange rate set forth in Section 2.5(c) of the Disclosure Schedule.

Section 2.6 Purchase Price Allocation.

(a) Prior to the Closing, the Parties shall agree on an allocation of the Purchase Price (including any potential adjustments to be made thereto, any Liabilities to be assumed and any other amounts treated as consideration for the Purchased Assets (including, for the avoidance of doubt, the Transferred Subsidiaries)) as between (i) the equity interests in each of the Transferred Subsidiaries on the one hand, and (ii) all other Purchased Assets on the other hand (excluding assets held, directly or indirectly, by the Transferred Subsidiaries), (the aggregate amount allocable to all other Purchased Assets, the “Non-Transferred Subsidiary Amount,” and the allocation described in this Section 2.6(a), the “Initial Purchase Price Allocation”). The Seller shall prepare, and provide to the Buyer, a draft Initial Purchase Price Allocation at least 30 days prior to Closing. The Buyer shall provide any comments to the draft Initial Purchase Price Allocation to the Seller in writing within ten days after receipt thereof. If the Buyer does not provide any comments within the requisite time period, the draft Initial Purchase Price Allocation shall be treated as final. If the Buyer timely delivers such written comments, the Buyer and the Seller shall endeavor in good faith to resolve such dispute within 15 days after the Buyer’s delivery of such written comments, after which the Accounting Expert shall resolve any such objections. The fees and expenses of the Accounting Expert shall be borne 50% by each of the Buyer and the Seller.

(b) Within 120 days of the Closing, the Parties shall agree on (i) an allocation of the Non-Transferred Subsidiary Amount among the Purchased Assets that are not equity interests in the Transferred Subsidiaries or assets held, directly or indirectly, by the Transferred Subsidiaries and (ii) an allocation of the portion of the Initial Purchase Price Allocation allocated to the equity interests in the Section 338(h)(10) Subsidiaries among the assets of such entities, which, in each case, shall be prepared in a manner consistent with Sections 338 and 1060 (as applicable) of the Code and the Treasury Regulations promulgated thereunder (such allocation, the “Subsequent Purchase Price Allocation”). The Seller shall prepare, and provide to the Buyer, a draft Subsequent Purchase Price Allocation within 90 days after Closing. The Buyer shall provide any comments to the draft Subsequent Purchase Price Allocation to the Seller in writing within 30 days upon receipt thereof. If the Buyer does not provide any comments within the requisite time period, the draft Subsequent Purchase Price Allocation shall be treated as final. If the Buyer timely delivers such written comments, the Buyer and the Seller shall endeavor in good faith to resolve such dispute within 30 days after the Buyer’s delivery of such written comments, after which the Accounting Expert shall resolve any such objections. The fees and expenses of the Accounting Expert shall be borne 50% by each of the Buyer and the Seller.

(c) The Parties agree to use the Initial Purchase Price Allocation and the Subsequent Purchase Price Allocation (as finally determined pursuant to this Section 2.6) for all Tax purposes. The Parties shall timely file, or cause to be timely filed, all Tax Returns, including Internal Revenue Service (“IRS”) Forms 8594 and 8883 (or any comparable form under state, local or foreign Tax Law) and any required attachments thereto, in accordance with the Initial Purchase Price Allocation and the Subsequent Purchase Price Allocation. Neither the Buyer nor the Seller nor their respective Affiliates shall take any position in any Tax Return, audit, or otherwise, that is inconsistent with the Initial Purchase Price Allocation or the Subsequent Purchase Price Allocation, nor shall the Buyer or the Seller or their respective Affiliates in any way represent that the Initial Purchase Price Allocation or the Subsequent Purchase Price Allocation is not correct, unless otherwise required by applicable Law. Nothing in this Section 2.6 shall prevent any Party or any of their respective Affiliates from negotiating, compromising or settling any Tax audit, assessment, claim or other Action brought by a Governmental Entity with respect to the Initial Purchase Price Allocation or the Subsequent Purchase Price Allocation.

(d) Notwithstanding anything to the contrary in this Section 2.6, all allocations of the Purchase Price (including any potential adjustments to be made thereto, any Liabilities to be assumed and any other amounts treated as consideration for the Purchased Assets and Transferred Subsidiaries) and other determinations that are relevant for purposes of any Schedule 7.6(b) Taxes shall be governed exclusively by Section 7.6(b) hereof and Section 7.6(b) of the Disclosure Schedule.

Section 2.7 Consents from Third Parties.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any asset (including any Permit) or any claim or right or any benefit arising under or resulting from such asset if an attempted assignment thereof, without the consent of a Third Party, would constitute a breach or other contravention of the rights of such Third Party, would be ineffective with respect to any party to an agreement concerning such asset, or would in any way adversely affect the rights of the Seller or, upon transfer, the Buyer or any Transferred Subsidiary under such asset. If any transfer or assignment by the Seller to, or any assumption by the Buyer of, any interest in or liability, obligation or commitment under any asset requires the consent of a Third Party, then such assignment or assumption shall be made subject to such consent being obtained and for 12 months after the Closing, the Seller shall use its reasonable best efforts to obtain such consent. From the date of this Agreement and until the earlier to occur of the Closing and the termination of this Agreement in accordance with Section 9.1, the Parties shall use their reasonable best efforts to obtain all permits, consents, approvals and authorizations of all Third Parties that are necessary or advisable to consummate the Transactions (e.g., with respect to the Leased Real Property, Intellectual Property and other ordinary course Contracts), subject to Section 6.5; provided, however, that none of the Seller, the Buyer or the Parent shall be obligated to pay any consent fees, compensation payments or other consideration to any Third Party from whom a permit, consent, approval of authorization is requested.

(b) If any such permit, consent, approval or authorization is not obtained prior to the Closing, then, if reasonably requested by the Buyer, the Seller shall, at the sole cost of the Buyer, cooperate in any lawful and reasonable arrangement reasonably proposed by the Buyer under which the Buyer shall obtain the economic claims, rights and benefits under the asset, Permit (including any foreign Permit), claim or right with respect to which the Third Party consent has not been obtained prior to Closing in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to the Buyer of any and all rights of the Seller against the other party to such Third Party agreement arising out of a breach or cancellation thereof by the other party, and (ii) the enforcement by the Seller of such rights, with the Buyer being responsible for the performance and discharge of the Seller’s obligations, in each case, to the extent permitted by applicable Law and the underlying Contract(s). Notwithstanding anything to the contrary in this Agreement, from and after the Closing, any and all costs and other expenses incurred by either Party due to the Buyer’s use of, or the Buyer’s reliance on, any of the Seller’s Permits shall be borne exclusively by the Buyer, and the Buyer shall indemnify the Seller for such costs and expenses, as well as any and all Losses of the Seller Indemnified Parties relating to the Buyer’s use of, or reliance on, the Seller’s Permits.

Section 2.8 Withholding. Notwithstanding anything in this Agreement to the contrary, the Buyer and its Affiliates and agents shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law; provided, however, that if the Buyer (or any such Affiliate or agent) determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement, except with respect to payments that are treated as compensation for services under applicable Law or, to the extent the Seller fails (or, if applicable, fails to cause CL International Holdings LLC and SV Blue LLC) to provide the documentation set forth in Section 3.2(c)(v), the Buyer shall (a) use reasonable best efforts to provide written notice to the Seller no less than five days prior to the date on which such deduction or withholding is to be made with a written explanation substantiating the requirement to deduct or withhold and (b) use reasonable best efforts to cooperate with the Seller to mitigate any such requirement to the maximum extent permitted by Law; provided further that the foregoing provision shall not apply with respect to any Schedule 7.6(b) Taxes, which shall be governed exclusively by Section 7.6(b) hereof and Section 7.6(b) of the Disclosure Schedule. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

The Closing

Section 3.1 The Closing. On the terms and subject to the conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place at the offices of Sidley Austin LLP, 555 California St., San Francisco, CA 94104, at 10:00 a.m., Pacific time, on the date that is the second Business Day following the satisfaction (or, to the extent permitted by Law, the waiver) of the conditions set forth in Article VIII (other than conditions that, by their nature, are to be satisfied on the Closing Date, but subject to the satisfaction (or, to the extent permitted by Law, the waiver) of such conditions) or at such other time, date or place as the Seller and the Buyer may mutually agree upon in writing; provided, however, that any Party may participate remotely in the Closing by electronic delivery of documents and/or funds that satisfy the requirements of this Agreement. The date on which the closing occurs is referred to in this Agreement as the “Closing Date.”

Section 3.2 Closing Transactions; Deliverables. Upon the terms and subject to the conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:

(a) the Buyer shall pay to the Seller an amount equal to the Purchase Price in immediately available funds by wire transfer in accordance with written instructions provided by the Seller not less than two Business Days prior to the Closing Date;

(b) the Seller shall deliver evidence reasonably acceptable to the Buyer of (i) the Seller’s termination of the revolving commitments under the Credit Agreement and (ii) release of all Liens (other than Permitted Liens) on the Purchased Assets or any assets or properties of any Transferred Subsidiary, including Liens under the Credit Agreement;

(c) the Seller shall deliver to the Buyer the following documents and other items duly executed by the Seller:

(i)	one or more deeds, bills of sale, endorsements, assignments and other instruments of conveyance and assignment (without covenant or warranty except as provided hereunder), substantially in the form attached hereto as Exhibit B, to vest in the Buyer all right, title and interest in, to and under the Purchased Assets (the “Bills of Sale and Assignment”);

(ii)	one or more assignment and assumption agreements, substantially in the form attached hereto as Exhibit C, pursuant to which the Buyer shall assume and agree to pay, perform and discharge when due the Assumed Liabilities (the “Assignment and Assumption Agreements”);

(iii)	a certificate of an authorized officer of the Seller in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied;

(iv)	a certificate executed by the Secretary of the Seller certifying that attached thereto is a true and correct copy of the resolutions of the Seller Board or unanimous written consent of the Seller Board authorizing the execution and delivery of the Transaction Documents to which the Seller is a party and the performance by the Seller of the Transactions;

(v)	a duly executed and completed IRS Form W-9 from the Seller (and, in the event the Alternative Structure Election is made pursuant to Section 7.1, from CL International Holdings LLC and SV Blue LLC);

(vi)	an Intellectual Property assignment agreement, substantially in the form attached hereto as Exhibit D (the “IP Assignment Agreement”); and

(vii)	all other consents, filings, certificates, documents, instruments and other items required to be delivered by the Seller pursuant to this Agreement, and all such other documents, certificates and instruments as the Buyer shall reasonably request to give effect to the Transactions or to vest in the Buyer good, valid, insurable and marketable title in and to the Purchased Assets free and clear of all Liens, except Permitted Liens;

(d) the Seller shall use its reasonable best efforts to deliver to the Buyer duly executed resignation letters of any directors or officers of any Transferred Subsidiary, which resignations shall be in a form reasonably acceptable to the Buyer;

(e) the Buyer shall deliver to the Seller the following duly executed documents and other items:

(i)	the Bills of Sale and Assignment;

(ii)	the Assignment and Assumption Agreements;

(iii)	the IP Assignment Agreement;

(iv)	such other instruments of assumption providing for the assumption of the Assumed Liabilities as may be necessary, in form and substance reasonably satisfactory to the Seller;

(v)	a certificate of an authorized officer of the Buyer in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied;

(vi)	a certificate executed by the Secretary of the Buyer certifying that attached thereto is a true and correct copy of the resolutions of the board of directors or other similar governing body and the shareholders of the Buyer or unanimous written consent of the board of directors or other similar governing body and the shareholders of the Buyer authorizing the execution and delivery of the Transaction Documents to which the Buyer is a party and the performance by the Buyer of the Transactions;

(vii)	a certificate executed by an authorized officer of the Parent certifying that attached thereto is a true and correct copy of the resolutions of the board of directors or other similar governing body or unanimous written consent of the board of directors or other similar governing body of the Parent authorizing the execution and delivery of the Transaction Documents to which the Parent is a party and the performance by the Parent of the Transactions; and

(viii)	all other consents, filings, certificates, documents, instruments and other items required to be delivered by the Buyer pursuant to this Agreement, and all such other documents, certificates and instruments as the Seller shall reasonably request to give effect to the Transactions.

Article IV

Representations and Warranties of the Seller

Except as set forth in (a) the Seller SEC Documents filed or furnished by the Seller with the SEC and publicly available on or after January 1, 2022 and at least one Business Day prior to the date of this Agreement (other than disclosures solely contained in the “Risk Factors” section of any Seller SEC Document and any disclosure of risks included only in any “forward-looking statements” disclaimer contained in any Seller SEC Document that are both non-specific and cautionary in nature (it being understood that specific historical factual information contained within such headings, disclosures or statements shall not be excluded) or (b) the disclosure schedule delivered by the Seller to the Buyer simultaneously with the execution of this Agreement (the “Disclosure Schedule”)), the Seller represents and warrants to the Buyer and the Parent as follows. Each numbered Section in the Disclosure Schedule shall be deemed to qualify the corresponding Section of this Article IV and any other Section of this Agreement to which the application of such disclosure is reasonably apparent on the face of such disclosure.

Section 4.1 Organization and Qualification; Seller Capitalization; Subsidiaries.

(a) Each of the Seller and each of the Transferred Subsidiaries is duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is organized. Each of the Seller and each Transferred Subsidiary has requisite corporate or other legal entity, as applicable, power and authority to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted. Each of the Seller and each Transferred Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Seller has delivered or caused to be delivered to the Buyer accurate and complete copies of the currently effective certificate of incorporation of the Seller (the “Seller Charter”) and bylaws of the Seller (the “Seller Bylaws”), and the Organizational Documents of each Transferred Subsidiary. The Seller is not in material violation of the Seller Charter or the Seller Bylaws, and the Transferred Subsidiaries are not in material violation of their respective Organizational Documents.

(c) The authorized capital stock of the Seller consists of (i) 3,000,000,000 shares of Seller Common Stock, and (ii) 100,000,000 shares of Seller Preferred Stock. As of 5:00 p.m., Pacific Time, on February 9, 2024 (such time and date, the “Capitalization Date”), (A) 24,229,959 shares of Seller Common Stock were issued and outstanding; (B) no shares of Seller Preferred Stock were issued and outstanding; and (C) no shares of Seller Common Stock were held by the Seller as treasury shares. From the Capitalization Date to the date hereof, the Seller has not issued or granted any equity securities other than pursuant to the exercise or settlement of Seller Equity Awards granted prior to the date hereof.

(d) As of the Capitalization Date, there were outstanding the following (collectively, the “Seller Equity Awards”): (i) Seller Options to acquire 366,929 shares of Seller Common Stock having a weighted average exercise price of $18.00 per share, and (ii) Seller RSUs in respect of 2,147,726 shares of Seller Common Stock. In addition, as of the Capitalization Date, approximately 42,933 shares of Seller Common Stock are subject to outstanding purchase rights under the Seller ESPP (based on the closing price per share of Seller Common Stock of $4.38 on February 7, 2024 and assuming employee contributions continue until the purchase date at the levels in place as of the Capitalization Date).

(e) Section 4.1(e) of the Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of the Transferred Subsidiaries, together with (i) the jurisdiction of organization or incorporation, as the case may be, of each Transferred Subsidiary, (ii) the number and class of shares (or equity interests) of each Transferred Subsidiary duly issued and outstanding and (iii) the names of all stockholders or other equity owners of each Transferred Subsidiary. Except for the Transferred Subsidiaries, the Seller does not own, directly or indirectly, any Subsidiaries or any equity interest in any other Person, and the Seller and the Transferred Subsidiaries are the only entities that participate in the conduct of the Business or that own any of the Purchased Assets. The outstanding shares of capital stock or equity interests of each Transferred Subsidiary are validly issued, fully paid and non-assessable (or comply with such similar concepts applicable to Transferred Subsidiaries that are organized outside of the United States) and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar right. All such shares or other equity interests represented as being owned by the Seller or any Transferred Subsidiary are owned by them, and will be transferred to the Buyer at the Closing, free and clear of any and all Liens (other than Permitted Liens).

(f) With respect to each Transferred Subsidiary, there are (i) no other shares of capital stock, or other securities issued and outstanding or reserved for issuance, (ii) no rights to receive shares on a deferred basis or otherwise, (iii) no stock appreciation rights or other similar rights, (iv) no securities convertible into or exchangeable or exercisable for shares of capital stock, ownership interests, voting securities or other securities, (v) no agreements or other rights to acquire or subscribe from any such Transferred Subsidiary, and no obligation of any such Transferred Subsidiary to issue capital stock, voting securities or other ownership interests in or any securities convertible into or exchangeable for capital stock or other securities of any Transferred Subsidiary, and (vi) no restrictions relating to the rights of the Seller to vote or to dispose of (or cause to be voted or disposed of) any shares of the capital stock (or other securities) of any of the Transferred Subsidiaries. No bonds, debentures, notes or other indebtedness of any Transferred Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders may vote, are issued or outstanding. There are no rights or obligations, contingent or otherwise (including rights of first refusal of any Transferred Subsidiary), of any Transferred Subsidiary to repurchase, redeem or otherwise acquire any outstanding securities of any Transferred Subsidiary or to provide funds to or make any investment (in the form of loan, capital contribution or otherwise) in any Person. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which any Transferred Subsidiary is a party, or by which it or they are bound. There are no registration rights or other similar agreements, arrangements or understandings to which any Transferred Subsidiary is a party, or by which any such Transferred Subsidiary is bound, obligating any such Transferred Subsidiary with respect to its securities.

Section 4.2 Corporate Authority; Board Recommendation.

(a) The Seller has the requisite corporate power and authority to execute, deliver and enter into this Agreement and the other Transaction Documents to which the Seller is a party and to consummate the Transactions. The execution and delivery by the Seller of this Agreement and any other Transaction Document to which the Seller is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Seller, except for the affirmative vote (in person or by proxy) of this Agreement, the sale of the Purchased Assets pursuant hereto and the other Transactions by a majority of the outstanding shares of Seller Common Stock entitled to vote thereon (the “Seller Stockholder Approval”). As of the date of this Agreement, the Seller Board, by resolutions duly adopted by unanimous vote of the directors present at a meeting duly called and held at which a quorum of directors of the Seller was present, has (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Seller and its stockholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, (c) directed that this Agreement and the Transactions be submitted to a vote at a meeting of the holders of issued and outstanding shares of Seller Common Stock for adoption and (d) resolved to recommend that the Seller’s stockholders approve this Agreement and the Transactions (clause (a) through clause (d), collectively, the “Board Recommendation”). As of the date of this Agreement, the Board Recommendation has not been rescinded, withdrawn, amended or modified.

(b) The Seller has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the Buyer and the Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application relating to creditors’ rights generally or by general principles of equity. When each other Transaction Document to which the Seller is or will be a party has been duly executed and delivered by the Seller (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute the Seller’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application relating to creditors’ rights generally or by general principles of equity.

Section 4.3 No Conflict; Filings and Consents.

(a) The execution and delivery of this Agreement (and the other Transaction Documents to which the Seller is a party) by the Seller does not, and the performance of this Agreement (and the other Transaction Documents to which the Seller is a party) by the Seller and the consummation of the Transactions will not, (i) conflict with or violate (whether after the giving of notice, lapse of time or both) any provision of the Seller Charter or Seller Bylaws, (ii)  conflict with or violate (whether after the giving of notice, lapse of time or both) any Law applicable to the Seller or by which any Purchased Asset is bound or affected, or (iii) except as set forth in Section 4.3(a) of the Disclosure Schedule, violate, conflict with or result in a default (whether after the giving of notice, lapse of time, or both) under, or give rise to a right of termination, amendment, acceleration or cancellation of any obligation of, or loss of a material benefit under, any Material Contract or Permit related to the Business or result in the creation of any Lien upon any of the Purchased Assets or the assets and properties of the Transferred Subsidiaries under the terms of any Material Contract or Permit related to the Business to which the Seller or any Transferred Subsidiary is a party or by which the Seller, any Transferred Subsidiary or any Purchased Asset or any assets or properties of any Transferred Subsidiary is bound or subject, except, in the case of Section 4.3(a)(ii) and Section 4.3(a)(iii), for any such conflicts, violations or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) The execution and delivery of this Agreement (and the other Transaction Documents to which the Seller is party) by the Seller do not, and the performance of this Agreement (and the other Transaction Documents to which the Seller is a party) by the Seller and the consummation of the Transactions will not, require any consent, approval, authorization or permit of or filing with or notification to, any Governmental Entity, except for filings with the SEC of (i) the preliminary and definitive Proxy Statement relating to the Seller Stockholders Meeting for the Seller Stockholder Approval and (ii) such reports under the Exchange Act as may be required to be filed by the Seller in connection with this Agreement, the sale of the Purchased Assets and the other Transactions.

Section 4.4 SEC Filings; Financial Statements.

(a) Since January 1, 2021, the Seller has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed or otherwise furnished by the Seller with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Seller SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended since the time of filing (or in the case of Seller SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates) and prior to the date hereof, as of the date of the most recent such supplement, modification or amendment, the Seller SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act, each as in effect on the date each such document was filed with or furnished to the SEC. None of the Subsidiaries of the Seller is, or has at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) The Seller Financial Statements (i) complied as of their respective dates of filing in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (as in effect in the United States on the date of such Seller Financial Statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or Form 8-K under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in common stock equity of the Seller and its consolidated Subsidiaries as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring yearend adjustments and as may be permitted by the SEC on Form 10-Q or Form 8-K under the Exchange Act).

(c) The Seller maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed in accordance with general or specific the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Seller’s properties or assets.

(d) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Seller are reasonably designed to provide reasonable assurance that all material information (both financial and non-financial) required to be disclosed by the Seller in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Seller, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Seller to make the certifications required under the Exchange Act with respect to such reports.

Section 4.5 No Undisclosed Liabilities; Indebtedness.

(a) Neither the Seller nor any Transferred Subsidiary has any Liabilities of any type required to be recorded or reflected on a balance sheet, including the footnotes thereto, prepared in accordance with GAAP, consistently applied, except (i) those that are adequately reflected or reserved against in the most recent balance sheet in the Seller Financial Statements as of the date of such balance sheet, (ii) those that are specifically disclosed in the Disclosure Schedule, (iii) those that have been incurred in the ordinary course of the Business since the date of the most recent balance sheet in the Seller Financial Statements and (iv) those arising out of this Agreement or the Transactions. As of the date hereof, there are no (A) unconsolidated Subsidiaries of the Seller, or (B) off-balance sheet arrangements to which the Seller or any of the Transferred Subsidiaries is a party of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Seller SEC Documents or any obligations of the Seller or any of the Transferred Subsidiaries to enter into any such arrangements.

(b) Section 4.5(b) of the Disclosure Schedule contains a list of all Indebtedness of the Seller or the Transferred Subsidiaries as of the date of this Agreement, other than Indebtedness reflected in the Seller Financial Statements or otherwise included in the Seller SEC Documents

Section 4.6 Material Contracts.

(a) Section 4.6(a) of the Disclosure Schedule lists each of the following Contracts (excluding any purchase or sale order, statement of work or non-disclosure or confidentiality agreement entered into in the ordinary course of the Business) to which the Seller or a Transferred Subsidiary is a party as of the date hereof, except for Contracts that are Excluded Assets or Benefit Plans (the “Material Contracts”):

(i)	any Contract that involves, as parties thereto, the Seller or any Transferred Subsidiary, on the one hand, and any of the directors, officers or other Affiliates of the Seller or any Transferred Subsidiary (excluding any Transferred Subsidiary) or any Person that owns or controls more than ten percent (10%) of any class of capital stock or other equity interest of the Seller and each such Person’s respective directors, officers or other Affiliates, on the other hand;

(ii)	any Contract that is in respect of the indemnification of a director or executive officer of the Seller;

(iii)	any Contract that establishes or relates to a joint venture, partnership or similar arrangement involving the Seller or any Transferred Subsidiary;

(iv)	any Contract that relates to Owned Intellectual Property or Seller Licensed Intellectual Property material to the Business as currently conducted, but excluding (A) Seller Licensed Intellectual Property relating to “shrink wrap,” “click wrap,” “click-through,” or similar generally commercially available end-user licenses to Software; (B) any nonexclusive license to Owned Intellectual Property granted in the ordinary course of the Business; and (C) any non-disclosure agreements or employee agreements of the Seller or any Transferred Subsidiary;

(v)	any Contract that involves a sharing of profits, losses, costs or liabilities in an amount or of a value in excess of $500,000 with any Person (other than any (A) Transferred Subsidiary or (B) merchant that uses the Seller’s online platform);

(vi)	any Contract that relates to the lease of (A) each Leased Real Property or (B) personal property that requires the payment by the Seller or any Transferred Subsidiary of more than $250,000 per year;

(vii)	any Contract that grants to any Person any option, right of first offer or right of first refusal or similar right to purchase, lease, sublease, license, use, possess or occupy any assets or properties of the Seller or any Transferred Subsidiary that have a value in excess of $500,000;

(viii)	any Contract relating to Indebtedness or under which it a Lien has been imposed or granted on any of the Purchased Assets or any assets or properties of any Transferred Subsidiary;

(ix)	any guarantee of any obligation of another Person (other than any Transferred Subsidiary) in an amount or of a value in excess of $500,000;

(x)	any Contract that is material to the Business and (A) contains any express restrictions, prohibiting the Seller or any Transferred Subsidiaries, or, after the Closing, the Buyer or any of their respective Affiliates, from competing or engaging in any material respect in any line of business or geographic area or (B) containing a “most-favored nation” or exclusivity provision;

(xi)	any Contract (A) relating to the disposition or acquisition of assets by the Seller or its Subsidiaries with a value or purchase price greater than $500,000 after the date hereof other than in the ordinary course of the Business or (B) pursuant to which the Seller or any Transferred Subsidiary will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Seller;

(xii)	any Contract pursuant to which the Seller or any Transferred Subsidiary has, directly or indirectly, made any material loan, capital contribution to or other investment, in each case in an amount in excess of $100,000, in, any Person (other than the Seller or any Transferred Subsidiary and other than (x) extensions of credit or advancement of funds in the ordinary course of the Business consistent with past practice and (y) investments in marketable securities in the ordinary course of the Business);

(xiii)	any collective bargaining agreement or other Contract with any labor union;

(xiv)	any Contract providing for the settlement or other resolution of any Action that has any continuing payment obligation in excess of $150,000 and pursuant to which the Seller or any Transferred Subsidiary has any material outstanding obligation;

(xv)	any Contract with a Top Customer or a Top Supplier; and

(xvi)	any other Contract, the failure to fulfill that would be reasonably likely to have a Material Adverse Effect.

(b) The Seller has delivered or made available to the Buyer copies of each Material Contract (except for any purchase orders), each of which are correct and complete in all material respects.

(c) Each Material Contract is a valid and binding obligation of the Seller or the applicable Transferred Subsidiary party thereto and, (i) to the Knowledge of the Seller, each Material Contract is a valid and binding obligation of the other party or parties thereto enforceable against such party or parties in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law), and is in full force and effect; (ii) the Seller or the applicable Transferred Subsidiary party thereto is not in material breach or default under any Material Contract; (iii) none of the Material Contracts has been validly canceled by the other party thereto; (iv) to the Knowledge of the Seller, no other party is in material breach of, violation of, or default under any Material Contract; and (v) the Seller has not received any written claim of breach or default, or to the Knowledge of the Seller, oral claim of breach or default, under any such Material Contract.

Section 4.7 Sufficiency of Assets. Except with respect to the Excluded Assets or as a result of any action or omission by the Seller or any Transferred Subsidiary with the prior written consent, or at the request, of the Buyer or as required or contemplated by the terms of this Agreement or any other Transaction Document, the Purchased Assets and the assets and properties of all Transferred Subsidiaries collectively are sufficient for the conduct of the Business after the Closing in substantially the same manner as presently conducted by the Seller. All items of Tangible Personal Property required or necessary for the operation of the Business in the manner as presently conducted by the Seller are in good operating condition, normal wear and tear excepted. All of the Purchased Assets and assets and properties of all Transferred Subsidiaries are owned, leased, held, possessed or controlled by the Seller or a Transferred Subsidiary in connection with the conduct of the Business.

Section 4.8 Real Property.

(a) The Seller does not own any real property.

(b) Section 4.8(b) of the Disclosure Schedule sets forth, as of the date of this Agreement, a correct and complete list of all of the real property leased, subleased or licensed to the Seller or any Transferred Subsidiary (including the Leased Real Property), including (i) the address for any such leased real property and (ii) the title and date of and the parties to each Contract evidencing the applicable lease or sublease of each such leased real property, and any and all amendments, modifications, and side letters relating thereto, if any (each a “Lease”). The Seller has provided the Buyer with correct and complete copies of each Lease.

(c) Except as set forth in Section 4.8(b) of the Disclosure Schedule, as of the date of this Agreement, (i) the Seller or a Transferred Subsidiary, as applicable, has valid leasehold interests in the Leased Real Property, in each case, free and clear of all Liens (other than Permitted Liens), (ii) each Lease is in full force and effect, (iii) all rent and other material sums and charges payable thereunder are current and (iv) neither the Seller nor the Transferred Subsidiary party to such Lease has received written notice that it is currently in default in any material respect with respect thereto. Neither the Seller nor any Transferred Subsidiary is in material breach or default under or has received any written notice of default by any landlord of a Lease that remains outstanding, and, to the Knowledge of the Seller, no such landlord is in default under its Lease beyond any applicable notice, grace or cure period thereunder.

(d) Except as set forth in Section 4.8(d) of the Disclosure Schedule, there is no Person other than the Seller or a Transferred Subsidiary in possession of any portion of the Leased Real Property, and no Contract grants any Person (other than the Seller or any Transferred Subsidiary) the right of use or occupancy of any portion of the Leased Real Property.

(e) The Seller’s and the Transferred Subsidiary’s, as applicable, use of the Leased Real Property complies in all material respects with all applicable Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Leased Real Property. All material Permits (including certificates of use and occupancy) required in connection with the use, occupation and operation of the Leased Real Property, in each case to the extent required to be obtained by the Seller or a Transferred Subsidiary, as applicable, under each applicable Lease, have been obtained and are in effect.

(f) There are no pending or, to the Knowledge of the Seller, threatened condemnation, fire, health, safety, building, zoning or other land use regulatory legal proceedings relating to any portion of the Leased Real Property that are reasonably expected to materially and adversely affect the current use, occupancy or value thereof. To the Knowledge of the Seller, no fact or condition exists that could result in the termination or material reduction of the current access from the Leased Real Property to existing roads or to water, sewer or other utility services presently serving the Leased Real Property to the extent such services are material to the use of the Leased Real Property.

Section 4.9 Title to Purchased Assets. The Seller or a Transferred Subsidiary has good and valid title to, or a valid and enforceable license or leasehold interest in, or other legal rights to possess or use all of the Purchased Assets and assets and properties of the Transferred Subsidiaries, free and clear of all Liens (other than Permitted Liens). At the Closing, the Buyer will acquire from the Seller and good and valid title to, or a valid and enforceable license or leasehold interest in, or other legal rights to possess or use, all of the Purchased Assets and the assets and properties of the Transferred Subsidiaries, free and clear of all Liens (other than Permitted Liens).

Section 4.10 Litigation. Except as disclosed in Section 4.10 of the Disclosure Schedule, there is no Action pending (except for any Action against the Seller or any Transferred Subsidiary that has been filed but not yet served and for which the Seller has not received any written, or to the Knowledge of the Seller, oral notice) or, to the Knowledge of the Seller, threatened against the Seller or any Transferred Subsidiary, nor are there any Orders binding upon the Seller or any Transferred Subsidiary, enjoining it in respect of, or that would prohibit, materially restrict, or materially affect the Business or any of the Purchased Assets or any assets or properties of any Transferred Subsidiary that are material to the Business. To the Knowledge of the Seller, there is no Action pending against any executive officer or director of the Seller or any Transferred Subsidiary in his or her capacity as such that would reasonably be expected to prohibit, materially restrict, or materially affect the Business or any of the Purchased Assets or any assets or properties of any Transferred Subsidiary that is material to the Business. The Seller is not subject to any continuing Order settlement agreement or similar agreement with, or, to the Knowledge of the Seller, continuing investigation by, any Governmental Entity, or any Order, in each case that would reasonably be expected to prevent or materially delay consummation of the Transactions.

Section 4.11 Labor Matters.

(a) Except as described in Section 4.11(a) of the Disclosure Schedule, there are no material Actions pending or, to the Knowledge of the Seller, threatened between the Seller or any Transferred Subsidiary, on one hand, and any present or former Employee or other service provider.

(b) Neither the Seller nor any Transferred Subsidiary is a party to or bound by any collective bargaining agreements or other Contract or understanding with a labor union or labor organization. To the Knowledge of the Seller, there is no labor union organizing or election activity pending or threatened with respect to the Employees. Neither the Seller nor any Transferred Subsidiary has suffered or sustained any labor strike, slowdown or work stoppage and, to the Knowledge of the Seller, no labor strike, slowdown or work stoppage is threatened by the Employees.

(c) Each of the Seller and the Transferred Subsidiaries is in material compliance with all applicable Laws related to the employment of the Employees and any other service providers, including provisions related to payment of wages (including the Fair Labor Standards Act), hours of work, leaves of absence, equal opportunity, discrimination, harassment, worker classification, immigration, occupational health and safety and workers’ compensation.

Section 4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Disclosure Schedule lists all material Benefit Plans. “Benefit Plan” shall mean each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other compensation or benefit plan, program, policy, arrangement or agreement, including any pension, retirement, profit-sharing, bonus, incentive, equity or equity-based compensation, deferred compensation, stock purchase, severance (excluding payment in lieu of notice), retention, change in control, vacation, fringe benefit, sick leave, paid time off, health, medical, disability, life insurance, tuition reimbursement, flexible spending account or similar plan, program, policy, arrangement or agreement, in each case sponsored or maintained by the Seller or any Transferred Subsidiary, in which present or former employees of the Seller or any Transferred Subsidiary participate or with respect to which the Seller or any Transferred Subsidiary is obligated to contribute; provided, however, that the term “Benefit Plan” shall exclude any statutory benefits that are required to be maintained under applicable Law or that are sponsored in whole or part by any Governmental Entity. Neither the Seller nor any Transferred Subsidiary has any commitment (i) to create, incur liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than as required by the terms of the Benefit Plans as in effect as of the date hereof or as required by applicable Law or any Governmental Entity or (ii) to modify, change or terminate any Benefit Plan, other than a modification, change or termination required by applicable Law. With respect to each material Benefit Plan, the Seller has delivered or made available to the Buyer true, accurate and complete copies of each of the following: (i) the plan document together with all amendments thereto (or with respect to any unwritten Benefit Plan, a written summary thereof), (ii) if applicable, copies of any trust agreements, custodial agreements or insurance policies, (iii) copies of any summary plan descriptions, (iv) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination letter or opinion letter from the IRS and (v) in the case of any plan for which Forms 5500 are required to be filed, a copy of the most recently filed Form 5500, with schedules attached.

(b) Except as set forth in Section 4.12(b) of the Disclosure Schedule, to the Knowledge of the Seller, (i) all Benefit Plans are in compliance in all material respects with ERISA, the Code and other applicable Laws and have been administered in all material respects in accordance with their terms and with ERISA, the Code and such other applicable Laws, (ii) each Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in material compliance with all applicable requirements of Section 409A of the Code, (iii) neither the Seller nor any Transferred Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any person for any tax incurred by such person, including under Section 409A or 4999 of the Code and (iv) Each Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States (“Non-U.S. Benefit Plan”) has been registered and maintained in good standing with the appropriate regulatory authorities, in the case of clauses (i) through (iv), except as would not be expected to result in material Liability to the Buyer.

(c) All required contributions to, and premium payments on account of, each Benefit Plan have been made (or reserves therefor have been provided on the books of the Seller or the applicable Transferred Subsidiary). Except as would not be expected to result in material Liability to the Buyer, all Non-U.S. Benefit Plans that are intended to be funded and/or book reserved are funded and/or book-reserved, as appropriate, to the extent required under the terms of such Non-U.S. Benefit Plan or applicable Law based upon the applicable actuarial assumptions.

(d) Except as would not be expected to result in material Liability to the Buyer, there is no pending or, to the Knowledge of the Seller, threatened Action relating to a Benefit Plan (including material administrative investigations, audits, proceedings by the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or the IRS).

(e) Neither the Seller nor any of its ERISA Affiliates sponsors, maintains, contributes to or has any obligation to contribute to (or has any liability in respect of) any multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA or any plan that is subject to Title IV of ERISA.

(f) None of the Benefit Plans provides for welfare benefits (including medical and life insurance benefits) to any current or former employee, officer or director of the Seller or any Transferred Subsidiary after such Person terminates employment or service with the Seller or the applicable Transferred Subsidiary, other than continuation coverage required to be provided under Section 4980B of the Code, Part 6 of Title I of ERISA, except as provided in Section 4.12(f) of the Disclosure Schedule.

Section 4.13 Intellectual Property.

(a) Section 4.13(a) of the Disclosure Schedule contains an accurate and complete list of all registered Marks, Patents, Copyrights and Internet Domain Names, including any pending applications to register any of the foregoing, owned by the Seller or any Transferred Subsidiary (excluding the Excluded Marks) (the “Registered Intellectual Property”). Except as set forth in Section 4.13(a) of the Disclosure Schedule, all items of Registered Intellectual Property are subsisting and, to the Knowledge of the Seller, are valid and enforceable. Except as set forth in Section 4.13(a) of the Disclosure Schedule, all registrations, maintenance and renewal fees (i) due within 30 days following the date of this Agreement in connection with Registered Intellectual Property have been made and (ii) due within 30 days following the Closing Date will have been made by the Closing Date, and all necessary documents, assignments, recordations and certifications in connection with the Registered Intellectual Property have been filed with the relevant Governmental Entity in the United States and foreign jurisdiction, as the case may be, for the purpose of maintaining such registrations.

(b) The Seller or a Transferred Subsidiary, as applicable, owns exclusively each item of Owned Intellectual Property free and clear of any Liens (other than Permitted Liens). Except as set forth in Section 4.13(b) of the Disclosure Schedule, and except with respect to infringement, misappropriation or violation of any Third Party Intellectual Property, which is addressed exclusively in Section 4.13(d), all Intellectual Property that is material to or necessary for the conduct of the Business as currently conducted is (i) exclusively owned or validly licensed by the Seller or a Transferred Subsidiary, as applicable, and (ii) included in the Owned Intellectual Property, or validly licensed to a Transferred Subsidiary or to the Seller pursuant to a Contract included in the Purchased Assets.

(c) Except as set forth in Section 4.13(c) of the Disclosure Schedule, to the Knowledge of the Seller, no Third Party has within the past three years infringed, misappropriated or otherwise violated, or is infringing, misappropriating, or otherwise violating, any Owned Intellectual Property.

(d) No Transferred Subsidiary, or the conduct of the Business by the Seller or any Transferred Subsidiary, as applicable, is infringing, misappropriating, or otherwise violating any Third Party’s Intellectual Property, or has infringed, misappropriated or otherwise violated any Third Party’s Intellectual Property within the past three years. Neither the Seller nor any Transferred Subsidiary is a party to any Action (other than any Action against the Seller or any Transferred Subsidiary that has been filed but not yet served and for which neither the Seller nor any Transferred Subsidiary has received any written, or to the Knowledge of the Seller, oral notice) that includes a claim that any Transferred Subsidiary, or the conduct of the Business by the Seller or any Transferred Subsidiary, has infringed, misappropriated or violated any Third Party Intellectual Property, and except as set forth in Section 4.13(d) of the Disclosure Schedule, neither the Seller nor any Transferred Subsidiary has within the past three years received written, or to the Knowledge of the Seller, oral, notice of any pending or threatened Action of the foregoing and, to the Knowledge of the Seller, there is no valid basis for such an Action. Neither the Seller nor any Transferred Subsidiary has received any written, or to the Knowledge of the Seller, oral notice challenging the Seller’s or any Transferred Subsidiary’s ownership of any Owned Intellectual Property or the validity or enforceability of any Owned Intellectual Property.

(e) Except as set forth in Section 4.13(e) of the Disclosure Schedule, all Owned Intellectual Property that is material to or necessary for the conduct of the Business as currently conducted was: (i) developed by the Seller’s or a Transferred Subsidiary’s employees working within the scope of their employment at the time of such development or (ii) developed by agents, consultants, contractors or other Persons of the Seller or a Transferred Subsidiary who have executed appropriate written instruments of assignment in favor of the Seller or a Transferred Subsidiary as assignee that have conveyed to the Seller or a Transferred Subsidiary ownership of all of such Person’s rights in any and all Intellectual Property created by such Person in connection with such work.

(f) Each of the Seller and the Transferred Subsidiaries has taken reasonable steps to preserve and protect the confidentiality of, and prevent the unauthorized disclosure or use of, the Trade Secrets included in the Owned Intellectual Property. To the Knowledge of the Seller, no such Trade Secrets have been disclosed to any Person in a manner that has resulted or is likely to result in the loss of such Trade Secrets.

(g) Except as set forth in Section 4.13(g) of the Disclosure Schedule, the consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the right to own, use, or hold for use any of the Intellectual Property that is material to or necessary for the conduct of the Business as currently conducted as the same is owned, used, or held for use in conduct of the Business as currently conducted.

(h) Except as would not be material to the Business, no proprietary Software included in the Purchased Assets uses or incorporates, or is derived from, any open source software in a manner that requires: (i) the disclosure, delivery, licensing, or distribution of any source code proprietary Software included in the Purchased Assets; or (ii) otherwise imposes an obligation on the Seller or any Transferred Subsidiary to distribute any Software included in the Purchased Assets on a royalty-free basis. No source code to or constituting any proprietary Software included in the Purchased Assets has been placed in escrow (and neither the Seller nor any Transferred Subsidiary is otherwise required to, do the foregoing pursuant to a Contract).

(i) To the Knowledge of the Seller and except as would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect (i) the Seller and each Transferred Subsidiary uses all Generative AI Tools in compliance with all applicable license terms; and (ii) neither the Seller nor any Transferred Subsidiary has used Generative AI Tools to develop any Owned Intellectual Property.

(j) (i) The computer, information technology and data processing systems, facilities and services that are owned or controlled by the Seller and the Transferred Subsidiaries (collectively, the “Systems”), are reasonably sufficient for the conduct of the Business as currently conducted; (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the Business as currently conducted; (iii) to the Knowledge of the Seller, the Systems do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults, devices or elements that: (A) enable or assist any Person to access without authorization such Systems; or (B) otherwise materially adversely affect the functionality of such Systems; and (iv) there has been no material failure, malfunction, breakdown or other adverse event affecting any System, and within the past three years where such effects on the Systems have not been materially cured, there has been no actual or alleged unauthorized access, use, intrusion, or breach of security affecting any System, or any other loss, unauthorized access, use, disclosure, or theft of any sensitive or confidential information (including Personal Information) in the possession or control of the Seller or any Transferred Subsidiary.

Section 4.14 Data Protection and Privacy.

(a) (i) Each of the Seller and the Transferred Subsidiaries has in place all required written and published policies and procedures concerning the collection, use, disclosure, disposal, privacy and processing of Personal Information (the “Privacy Policies”); (ii) each of the Seller and the Transferred Subsidiaries complies and has, during the last three years, complied in all material respects with applicable Laws in the United States, European Union, and United Kingdom relating to the collection, use, disclosure, disposal, privacy and processing of Personal Information and all Privacy Policies (collectively, the “Privacy Requirements”), (iii) to the Knowledge of the Seller, neither the Seller nor any Transferred Subsidiary has suffered a data breach of its customers’ Personal Information that would require notification to any Person under applicable Privacy Requirements and (iv) except as set forth in Section 4.14(a)(iv) of the Disclosure Schedule, neither the Seller nor any Transferred Subsidiary is subject to any Action or regulatory enforcement actions from any Person alleging noncompliance with any applicable Privacy Requirements, and no such Action or regulatory enforcement action is threatened against the Seller or any Transferred Subsidiary. Neither the execution, delivery or performance of this Agreement nor any of the other agreements contemplated by this Agreement will violate in any material respects any applicable Privacy Requirements.

(b) The Seller and the Transferred Subsidiaries maintain a commercially reasonable information security program that includes safeguards designed to protect the security, confidentiality, and integrity of the Systems (including Personal Information in the Seller’s or any Transferred Subsidiary’s possession and control). The Systems operate and perform in a manner sufficient to conduct the Business as currently conducted and as currently contemplated to be conducted. The Seller and each Transferred Subsidiary maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities, and acts in compliance with all of the Seller’s and the Transferred Subsidiaries’ policies related to the foregoing.

Section 4.15 Taxes.

(a) All Income Tax and other material Tax Returns that are required to be filed by or with respect to each Transferred Subsidiary, the Business and the Purchased Assets have been timely filed (taking into account any extensions of time in which to file) and such Tax Returns are true, correct and complete in all material respects. All Income Taxes and all other material Taxes (whether or not shown to be due on such Tax Returns) that are due and payable by or with respect to each Transferred Subsidiary, the Business and the Purchased Assets have been timely paid other than Taxes that are being contested in good faith by appropriate proceedings and are adequately reserved for in the books and records of the Seller or applicable Transferred Subsidiary. Other than Permitted Liens, there are no Liens with respect to Taxes upon any of the Purchased Assets or any assets of a Transferred Subsidiary.

(b) The Seller, with respect to the Business and the Purchased Assets, and each Transferred Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has withheld and paid over to the appropriate Governmental Entities all material amounts required to be so withheld and paid over under all applicable Laws.

(c) There are no outstanding federal, state, local or foreign audits, examinations or other administrative proceedings that have been commenced or are pending or, to the Knowledge of the Seller, threatened, with regard to any Tax Returns or Taxes of or with respect to each Transferred Subsidiary, the Business or the Purchased Assets.

(d) Nether the Seller, in respect of Taxes of or with respect to the Business or the Purchased Assets, nor any Transferred Subsidiary has (i) waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case where such waiver or extension agreement remains in effect, (ii) made or entered into any material consent or agreement as to Taxes that will remain in effect following the Closing Date or (iii) received or applied for a ruling relating to Taxes that will remain in effect following the Closing Date.

(e) Nether the Seller, in respect of Taxes of or with respect to the Business or the Purchased Assets, nor any Transferred Subsidiary is a party to any Tax sharing, Tax allocation or Tax indemnity Contract or similar agreement (other than an agreement entered into in the ordinary course of business the principal subject matter of which is not Taxes) with any Person, and, after the Closing Date, no such agreement or similar arrangement entered into prior to the Closing Date will be binding nor will there be any unsatisfied liability thereunder for any amounts due in respect of periods prior to the Closing Date.

(f) All Transferred Subsidiaries are in compliance with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices and methodology.

(g) Section 2.1(a) of the Disclosure Schedule sets forth the U.S. federal income tax classification of each of the Transferred Subsidiaries as of the date hereof, and indicates all entities for which an election has been made under Treasury Regulations Section 301.7701-3 and the effective date of such election.

(h) The elections that were previously filed to classify each of CL International Holdings LLC and SV Blue LLC as corporations for U.S. federal income tax purposes constituted initial entity classification elections that were, in each case, effective on the date of formation of the entity for which such election was filed.

(i)  No Transferred Subsidiary (i) has been a member of an affiliated group of corporations that filed Tax Returns on a combined, consolidated or unitary basis (other than a group of which the Seller or another Transferred Subsidiary is or was a member) or (ii) has any liability for Taxes of any Person (other than the members of a combined, consolidated or unitary group of which the Seller or another Transferred Subsidiary is or was a member) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

Section 4.16 Environmental Matters.

(a) Except as described in Section 4.16(a) of the Disclosure Schedule, each of the Seller and the Transferred Subsidiaries is, and has been in the previous three years, in compliance with all applicable Environmental Laws in all material respects.

(b) Except as set forth in Section 4.16(b) of the Disclosure Schedule, (i) during the last three years, neither the Seller nor any Transferred Subsidiary has received any written, or to the Knowledge of the Seller, oral, notice from any Governmental Entity or other Person asserting that any condition exists at any Leased Real Property that constitutes or has resulted in a violation of any Environmental Law or that any claim is being asserted against the Seller or any Transferred Subsidiary by reason of any such violation; (ii) there are no material Environmental Claims pending, or, to the Knowledge of the Seller, threatened, against the Seller or any Transferred Subsidiary; (iii) to the Knowledge of the Seller, no Hazardous Substances generated, stored, used, owned or controlled by the Seller, any Transferred Subsidiary or their agents or Representatives (or to the Knowledge of the Seller, by any previous owner or operator of any Leased Real Property) have been Released into the environment at any Leased Real Property in excess of a reportable quantity under Environmental Law that has not been remediated to the extent required by Environmental Law or Governmental Entity; (iv) no Lien has been recorded under any Environmental Law against the Seller’s or any Transferred Subsidiary’s, as applicable, interest in any Leased Real Property; and (v) to the Knowledge of the Seller, none of the Leased Real Property is listed or is proposed for listing on any national or state list of sites promulgated under any Environmental Law and requiring removal, remedial response or corrective action pursuant to any Environmental Law by the Seller, any Transferred Subsidiary or Governmental Entity.

(c) The Seller has delivered or made available to the Buyer all material environmental assessments, reports, data, results of investigations and audits created in the past three years that are in the Seller’s or any Transferred Subsidiary’s possession regarding the compliance (or noncompliance) by the Seller or any Transferred Subsidiary with any Environmental Laws. The Parties acknowledge that this Section 4.16 and Section 4.21(b) are the sole and exclusive representations and warranties of the Seller relating to Hazardous Substances and Environmental Laws.

Section 4.17 Insurance. The Seller has provided to the Buyer copies of all material insurance policies and bonds held by or for the benefit of the Seller, the Transferred Subsidiaries and the Business (the “Insurance Policies”). Except as would not reasonably be expected to have individually or in the aggregate a Material Adverse Effect, all such Insurance Policies (a) are valid and enforceable and in full force and effect (except as the enforceability of any such Insurance Policy may be limited by the insurer’s bankruptcy, insolvency, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles), (b) all premiums owing in respect thereof have been timely paid, and (c) the Seller and the Transferred Subsidiaries have not received any written notice of material premium increase, material change or cancellation of any of its Insurance Policies as to which the Seller and the Transferred Subsidiaries have not obtained replacement insurance of similar scope and amount. As of the date of this Agreement, there is no material claim by the Seller or any Transferred Subsidiary pending under any of the Insurance Policies and no such pending claim has been questioned or disputed by the underwriters of such Insurance Policies.

Section 4.18 Brokers. Except as set forth in Section 4.18 of the Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fees, commissions, finders’ fees, financial advisor fees or other similar commission or fee in connection with the Transactions by reason of any action taken or arrangement made by or on behalf of the Seller, any Transferred Subsidiary or any of its Representatives. The Seller has furnished to the Buyer accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable in connection with the Transactions.

Section 4.19 Customers. Section 4.19 of the Disclosure Schedule sets forth a true, complete and correct list of the ten largest customers of the Seller and the Transferred Subsidiaries, on a consolidated basis, by dollar volume of sales for the calendar year ending December 31, 2023 (collectively, the “Top Customers”). As of the date of this Agreement, none of the Seller or any of the Transferred Subsidiaries has any outstanding material disputes with a Top Customer, and the Seller and the Transferred Subsidiaries have not received written notice of the intention of a Top Customer to seek to materially reduce the scale, or to materially alter the terms or conditions, of the business conducted with the Seller and the Transferred Subsidiaries.

Section 4.20 Suppliers. Section 4.20 of the Disclosure Schedule sets forth a true, complete and correct list of the ten largest suppliers of the Seller and the Transferred Subsidiaries, on a consolidated basis, by dollar volume of purchases for the calendar year ending December 31, 2023 (collectively, the “Top Suppliers”). As of the date of this Agreement, none of the Seller or any of the Transferred Subsidiaries has any outstanding material disputes with a Top Supplier, and the Seller and the Transferred Subsidiaries have not received written notice of the intention of a Top Supplier to seek to materially reduce the scale, or to materially alter the terms or conditions, of the business conducted with the Seller and the Transferred Subsidiaries.

Section 4.21 Compliance with Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Business is currently conducted, and during the past three years has been conducted, in compliance with all applicable Laws applicable to the Seller’s or any Transferred Subsidiary’s conduct of the Business.

(b) Section 4.21(b) of the Disclosure Schedule lists all permits, concessions, grants, franchises, licenses, certifications and other authorizations and approvals of Governmental Entities that are material to and necessary for the conduct of the Business (collectively, “Permits”). Each Permit is in full force and effect and the Seller or Transferred Subsidiary, as applicable, is in compliance with each Permit, except in each of the foregoing cases, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no proceedings pending or, to the Knowledge of the Seller, threatened that would result in the revocation, cancellation, suspension or modification of any Permit.

(c) The Seller and the Transferred Subsidiaries have conducted any export transactions in compliance in all material respects with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the export control laws and regulations of any other applicable jurisdiction (collectively, “Export Control Laws”).

Section 4.22 Transactions with Affiliates or Related Persons. Section 4.22 of the Disclosure Schedule sets forth a complete and accurate list of all existing Contracts or other business relationships between the Seller or any Transferred Subsidiary, on one hand, and any Affiliate, director or officer of the Seller or any Transferred Subsidiary or any Person that owns or controls more than five percent of any class of capital stock or other equity interest of the Seller, or, to the Knowledge of the Seller, any such Person’s spouse, parents, children or siblings, whether related by blood, marriage or adoption, or any entity in which any such individual or entity owns any beneficial interest, on the other hand, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.23 Certain Business Practices.

(a) Neither the Seller or any Transferred Subsidiary nor any of their respective directors or officers or, to the Knowledge of the Seller, any of their respective employees acting at the direction of the Seller of any Transferred Subsidiaries have in the past three years engaged, directly or indirectly, in any activity in violation of (a) the FCPA, or (b) any local anti-corruption and anti-bribery Laws, in each case, in jurisdictions in which the Seller or a Transferred Subsidiary is operating (collectively, “Anti-Bribery Laws”). The Seller has not received any written or, to the Knowledge of the Seller, oral notice that alleges that the Seller, any Transferred Subsidiary or any of its or their directors, officers, agents, representatives, distributors, advisers, contractors, consultants or employees, acting at the direction of the Seller or any Transferred Subsidiary, is in violation of, or has any liability under, the Anti-Bribery Laws. To the Knowledge of the Seller, neither the Seller nor any Transferred Subsidiary has been or currently is under any administrative, civil or criminal investigation or indictment or is party to any proceeding involving alleged false statements, false claims or other improprieties relating to the Seller’s non-compliance with the Anti-Bribery Laws.

(b) During the past three years the Seller and the Transferred Subsidiaries have complied with applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, European Union, or United Kingdom (collectively, “Sanctions”).

(c) None of the Seller, the Transferred Subsidiaries, or their respective directors, officers, employees, or, to the Knowledge of the Seller, the Seller’s or the Transferred Subsidiaries’ agents is: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement consist of Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine (“Restricted Countries”)); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK’s Consolidated Sanctions List (collectively, “Designated Parties”); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions (collectively, “Sanctioned Parties”).

(d) During the past three years, none of the Seller, the Transferred Subsidiaries, or any of their respective officers, directors, or employees: (i) has been the subject or target of any government investigation, prosecution, other enforcement action, or government inquiry related to Sanctions violations; or (ii) submitted a voluntary self-disclosure to any U.S. or other relevant government agency regarding actual or potential Sanctions violations.

(e) The Seller maintains policies and procedures reasonably designed to promote compliance with applicable Sanctions.

Section 4.24 Absence of Certain Developments. Since September 30, 2023 to the date hereof, (a) the Seller has conducted the Business in the ordinary course of business consistent with past practice in all material respects, and except as set forth in Section 4.24 of the Disclosure Schedule or as otherwise disclosed in the Seller SEC Documents, has not taken any actions, which if taken after the date hereof and prior to the earlier of the Closing Date or the termination of this Agreement pursuant to the terms hereof would constitute a breach of subparagraph (iii), (iv) (to the extent having a value of $500,000 or more), (vii) (other than any modifications or amendments in the ordinary course), (x), (xi), (xii) or (xiii) of Section 6.1(b) and (b) no event has occurred that would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

Section 4.25 TID U.S. Business. In the course of operating the Business, neither the Seller nor any of its Subsidiaries engages in (a) the design, fabrication, development, testing, production or manufacture of “critical technologies” within the meaning of the DPA; (b) the ownership, operation, maintenance, supply, manufacturing or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA, and has no demonstrated business objective to do so in the future. Therefore, the Business is not a “TID U.S. business” as defined in 31 C.F.R. § 800.248.

Section 4.26 Continued Solvency. The Seller is (a) able to pay its debts as they become due and (b) solvent and will be solvent immediately following the Closing. The Seller is not engaged in business or a transaction, and has no legally binding obligation to engage in business or a transaction, for which its remaining assets (including the Excluding Assets) and capital are or will be insufficient to pay its debts as they become due following the Closing. The Seller has not entered into this Agreement or any other Transaction Document for the purpose of hindering, delaying or defrauding its creditors.

Section 4.27 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Seller or its Subsidiaries or any of their respective Affiliates expressly for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented, at the time the Proxy Statement is first published, sent or given to the holders of shares of Seller Common Stock or at the time of the Seller Stockholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, misleading.

Section 4.28 No Other Representations and Warranties. THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN THIS Article IV AND THE CERTIFICATE DELIVERED BY THE SELLER PURSUANT TO Section 3.2(c)(iii) ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE SELLER HEREBY DISCLAIMS ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES NOT EXPRESSLY INCLUDED IN THIS Article IV OR THE CERTIFICATE DELIVERED BY THE SELLER PURSUANT TO Section 3.2(c)(iii), WHETHER OR NOT MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO THE BUYER, ANY OF ITS AFFILIATES OR REPRESENTATIVES OF THE FOREGOING, INCLUDING ANY WARRANTY REGARDING ANY PRO FORMA FINANCIAL INFORMATION, FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS PROVIDED BY OR ON BEHALF OF THE SELLER OR ITS AFFILIATES, WARRANTY OF MERCHANTABILITY, WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, OR ANY IMPLIED OR STATUTORY WARRANTY WHATSOEVER WITH RESPECT TO THE BUSINESS, THE PURCHASED ASSETS, THE TRANSFERRED SUBSIDIARIES, THE ASSETS OF THE TRANSFERRED SUBSIDIARIES OR THE ASSUMED LIABILITIES.

Article V

Representations and Warranties of the Buyer

The Buyer represents and warrants to the Seller as of the date hereof (except for representations and warranties that are made as of a specific date, which are made only as of such date) as follows.

Section 5.1 Organization and Qualification. Each of the Buyer and the Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each of the Buyer and the Parent has requisite corporate or other legal entity, as applicable, power and authority to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted. Each of the Buyer and the Parent is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Buyer or the Parent or its ability to perform any of its obligations under this Agreement.

Section 5.2 Authority. Each of the Buyer and the Parent has the requisite corporate or other legal entity power and authority to execute, deliver and enter into this Agreement and the other Transaction Documents to which either the Buyer or the Parent is a party and to consummate the Transactions. The execution and delivery by each of the Buyer and the Parent of this Agreement and the other Transaction Documents to which either the Buyer or the Parent is a party, as applicable, the consummation by the Buyer of the Transactions and the performance by the Buyer and the Parent of their respective its obligations hereunder and thereunder have been duly authorized by all necessary corporate or other legal entity action on the part of the Buyer and the Parent, as applicable, and no other corporate or other legal entity action is, or proceeding on the part of the Buyer or the Parent, as applicable, is, necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is a party or the Transactions. No vote or consent of the holders of shares of capital stock or other equity interests of the Buyer is necessary to approve this Agreement or any other Transaction Document to which either the Buyer or the Parent is a party, as applicable, or the Transactions. Each of the Buyer and the Parent has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Seller, this Agreement constitutes its legal, valid and binding obligation, enforceable against each of the Buyer and the Parent in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application relating to creditors’ rights generally or by general principles of equity. When each other Transaction Document to which the Buyer is or will be a party has been duly executed and delivered by the Buyer (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application relating to creditors’ rights generally or by principles of equity.

Section 5.3 No Conflict; Required Filings and Consents.

(a) Neither the execution or delivery of this Agreement (or any other Transaction Documents to which the Buyer or the Parent is a party) does, and the performance of this Agreement (and the other Transaction Documents to which the Buyer or the Parent is a party) by the Buyer or the Parent will, (i) conflict with or violate the Organizational Documents of the Buyer or the Parent, (ii) conflict with or violate (whether after giving notice, lapse of time or both) any Law applicable to the Buyer or the Parent, or (iii) violate, conflict with or result in a default (whether after the giving of notice, lapse of time, or both) under, or give rise to a right of termination, amendment, acceleration or cancellation of any obligation of, or loss of a material benefit under, any Contract to which the Buyer is a party or subject or by which the Buyer or the Parent is bound, except, in the case of the foregoing clauses (ii) and (iii), for any such conflicts, violations or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Buyer or the Parent or its ability to perform any of its obligations under this Agreement.

(b) Neither the execution or delivery of this Agreement (or any other Transaction Documents to which the Buyer or the Parent is a party) does, and the performance of this Agreement (and the other Transaction Documents to which the Buyer or the Parent is a party) by the Buyer or the Parent will, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any Person under any Contract to which the Buyer is a party or subject or by which the Buyer is bound.

Section 5.4 Litigation. There is no Action pending (except for any Action against the Buyer that has been filed but not yet served and for which the Buyer has not received any written, or to the knowledge of the Buyer or the Parent, oral notice) or, to the knowledge of the Buyer or the Parent, threatened against the Parent, the Buyer, any Subsidiary of the Parent or the Buyer, or any property or asset of the Parent, the Buyer or any Subsidiary of the Parent or the Buyer, before any Governmental Entity that would reasonably be expected to adversely affect the legality, validity or enforceability of this Agreement, any Transaction Document or the consummation of the Transactions. Neither the Parent or the Buyer nor any Subsidiary of the Parent or the Buyer nor any property or asset of the Parent or the Buyer or any Subsidiary of the Parent or the Buyer is subject to any continuing Order, settlement agreement or similar written agreement with, or, to the knowledge of the Buyer, continuing investigation by, any Governmental Entity, or any Order that would prevent or materially delay consummation of the Transactions.

Section 5.5 Brokers. Other than Jefferies Group LLC, no broker, finder, investment banker or other Person is entitled to any brokerage fees, commissions, finders’ fees, financial advisor fees or other similar commission or fee in connection with the Transactions by reason of any action taken or arrangement made by or on behalf of the Buyer or the Parent.

Section 5.6 Funds. The Buyer will have at the Closing readily available funds sufficient to enable the Buyer to consummate the Transactions, including payment of the Purchase Price and the payment of expenses payable by the Buyer relating to the Transactions. The Buyer has not incurred any liabilities or obligations, and is not contemplating or aware of any liabilities or obligations, in either case, that would impair its ability to use such cash and available resources as contemplated in the immediately preceding sentence and pay in cash at the Closing including payment of the Purchase Price and the payment of expenses payable by the Buyer relating to the Transactions.

Section 5.7 Solvency. Assuming that (a) the conditions to the obligation of the Buyer to consummate the Transactions have been satisfied or waived, (b) any estimates, projections or forecasts prepared by the Seller, any Transferred Subsidiary or any Representative thereof that have been provided to the Buyer or their Representatives have been prepared in good faith based upon reasonable assumptions as of the date of preparation thereof, (c) the Seller Financial Statements present fairly in all material respects that consolidated financial condition of the Seller and its consolidated Subsidiaries at the end of the periods covered thereby and the consolidated results of operations of the Seller and its consolidated Subsidiaries for the periods covered there, and (d) the representations and warranties of the Seller set forth in Article IV are accurate, then and immediately following the Closing and after giving effect to all of the Transactions, any alternative financing incurred in accordance with this Agreement and the payment of the Purchase Price and expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions pursuant to Section 9.3(a) and any other repayment or refinancing of debt contemplated in this Agreement, the Buyer and the Transferred Subsidiaries, taken as a whole, will be solvent. The Buyer is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors.

Section 5.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Buyer or any of its Affiliates expressly for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at any time the Proxy Statement is amended or supplemented or at the time the Proxy Statement is first published, sent or given to the holders of shares of Seller Common Stock, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.9 Acknowledgement of No Other Representations or Warranties. THE BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV AND THE CERTIFICATE DELIVERED BY THE SELLER PURSUANT TO Section 3.2(c)(iii), NONE OF THE SELLER, ANY TRANSFERRED SUBSIDIARY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, CONCERNING THE PURCHASED ASSETS, THE TRANSFERRED SUBSIDIARIES, THE ASSETS OF THE TRANSFERRED SUBSIDIARIES, THE ASSUMED LIABILITIES OR THE TRANSACTIONS, AND THE BUYER IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY OTHER THAN THOSE EXPRESSLY SET FORTH IN Article IV OR THE CERTIFICATE DELIVERED BY THE SELLER PURSUANT TO Section 3.2(c)(iii). WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV AND THE CERTIFICATE DELIVERED BY THE SELLER PURSUANT TO Section 3.2(c)(iii), THE BUYER ACKNOWLEDGES AND AGREES THAT NEITHER THE SELLER NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO (a) THE FINANCIAL PROJECTIONS, FORECASTS, COST ESTIMATES AND OTHER PREDICTIONS RELATING TO BUSINESS, THE PURCHASED ASSETS, THE TRANSFERRED SUBSIDIARIES, THE ASSETS OF THE TRANSFERRED SUBSIDIARIES OR THE ASSUMED LIABILITIES MADE AVAILABLE TO THE PARENT OR (b) ANY ORAL OR, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN Article IV AND THE CERTIFICATE DELIVERED BY THE SELLER PURSUANT TO Section 3.2(c)(iii), WRITTEN INFORMATION MADE AVAILABLE TO THE BUYER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR EVALUATION OF THE BUSINESS, THE PURCHASED ASSETS, THE TRANSFERRED SUBSIDIARIES, THE ASSETS AND PROPERTIES OF THE TRANSFERRED SUBSIDIARIES AND THE ASSUMED LIABILITIES, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Article VI

Covenants and Additional Agreements

Section 6.1 Conduct of Business Pending the Closing.

(a) From the date hereof until the earlier to occur of the Closing and the valid termination of this Agreement in accordance with Section 9.1, except as expressly permitted, contemplated or required by this Agreement, any other Transaction Document or Section 6.1(a) of the Disclosure Schedule, or as required by applicable Law or Order, or with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), the Seller shall, and shall cause each Transferred Subsidiary to (i) conduct activities with respect to the Business in the usual, regular and ordinary course of business in substantially the same manner as previously conducted and (ii) use its reasonable best efforts to maintain and preserve intact its business organization and operations and the Purchased Assets.

(b) Except as otherwise expressly permitted, contemplated or required by this Agreement, any other Transaction Document or Section 6.1(b) of the Disclosure Schedule, or as required by applicable Law or Order, or as consented to in writing by the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing or the earlier termination of this Agreement, the Seller shall not, and shall cause the Transferred Subsidiaries not to:

(i)	adopt any change or amendment to the Organizational Documents of any Transferred Subsidiaries (whether by merger, consolidation or otherwise);

(ii)	adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, winding down, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to any Transferred Subsidiary;

(iii)	establish a record date for, declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Seller or any Transferred Subsidiary, whether payable in cash, stock, property or a combination thereof;

(iv)	(A) sell, lease, transfer or otherwise dispose of, or incur, create, assume or permit the incurrence, creation or assumption of any Lien (other than Permitted Liens) on any Purchased Assets or any assets of any Transferred Subsidiary, other than in the ordinary course of business or (B) waive, release, assign, impair, fail to maintain, allow to lapse, abandon, license or transfer any right, title or interest in or to any Purchased Asset or any asset of any Transferred Subsidiary other than in the ordinary course of business;

(v)	acquire any business or capital stock of any Person or division thereof, whether in whole or in part (whether by merger, consolidation or acquisition of stock or assets);

(vi)	issue, sell or grant any shares of capital stock or equity interests in any Transferred Subsidiary;

(vii)	(A) (x) modify or amend in any material respect, or (y) waive, release or assign any material rights or claims with respect to, any Material Contract or Permit or (B) enter into any Contract that, if entered into prior to the date hereof, would qualify as a Material Contract;

(viii)	make any material change to (A) the accounting methods, principles or practices of the Seller or any Transferred Subsidiary, other than any change required by applicable Law or change in GAAP or (B) any of the cash management practices of the Seller, the Transferred Subsidiaries or the Business, including procedures with respect to the recognition, incurrence and payment of accounts payable and other current liabilities and the collection of accounts receivable;

(ix)	(A) create, incur, assume, guarantee or otherwise become liable or responsible for any Indebtedness, except current liabilities for trade or business obligations incurred in the ordinary course of the Business or (B) make any capital investment in, any loan to, any Person, in each case in an amount in excess of $100,000 individually or $500,000 in the aggregate;

(x)	make any capital expenditures or incur any obligations or liabilities thereof, except (A) not to exceed $100,000 individually or $500,000 in the aggregate or (B) in accordance with the current capital expenditure plan and/or budget of the Business;

(xi)	settle or knowingly waive or compromise any Action that is an Assumed Liability involving payments by the Seller or any Transferred Subsidiary in excess of $150,000 individually or $1,200,000 in the aggregate;

(xii)	with respect to any Transferred Subsidiary, enter into any material new line of business other than any line of business that is reasonably ancillary to any existing line of business as of the date hereof;

(xiii)	with respect to the Seller or any Purchased Asset (including, for the avoidance of doubt, any Transferred Subsidiary), make or change any Tax election (other than as requested by the Buyer pursuant to Section 7.1(b)), change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement, settle any Tax claim, audit or assessment, extend the statute of limitations period for the assessment or collection of any Tax, enter into a voluntary disclosure or similar agreement or otherwise voluntarily disclose information to a Governmental Entity with respect to Taxes, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, in each case, except in the ordinary course of business in situations where such action (A) will have no material effect on the Tax liability of the Seller or a Transferred Subsidiary and (B) will not result in the Buyer becoming liable for any Taxes (including any Taxes described in Section 2.3(e);

(xiv)	except (w) as required by the terms of any Benefit Plan as in effect on the date of this Agreement, (x) to the extent necessary to comply with, or satisfy an exemption from, Section 409A of the Code or other applicable Law, (y) to accelerate vesting of, or otherwise amend, any award that is outstanding as of the date of this Agreement under a Seller Equity Plan, or (z) to provide severance payments to No-Offer Employees and any agreements related thereto, (A) increase the compensation or benefits payable or to become payable to any Employee (including increases of compensation to any Employee who holds a title with the Seller of Vice President or more senior (a “Senior Leader”) but excluding increases in compensation in the ordinary course of business with any Employee who is not a Senior Leader, (B) grant or promise to grant any Senior Leader any award or benefit or any increase in severance or termination pay, (C) enter into any written employment, consulting, retention, change in control, severance or termination agreement with any Employee, other than in the ordinary course of business to Employees other than Senior Leaders or (D) establish, amend, adopt or enter into any collective bargaining agreement or Benefit Plan;

(xv)	grant any stock options, restricted stock units, restricted stock or other long-term incentive awards; or

(xvi)	enter into any legally binding agreement, or commitment (whether written or oral) with respect to any of the foregoing.

(c) Prior to the Closing Date, the Seller shall affirmatively take the actions set forth in Section 6.1(c) of the Disclosure Schedule.

Section 6.2 Proxy Statement; Seller Stockholder Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, the Seller will prepare and file or cause to be filed with the SEC in preliminary form the Proxy Statement. The Seller will use its reasonable best efforts to cause the Proxy Statement to comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to satisfy all rules of the Nasdaq. The Seller shall promptly notify the Buyer and the Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide the Buyer and the Parent with copies of all correspondence between the Seller and its Representatives, on the one hand, and the SEC, on the other hand, in each case to the extent permitted by applicable Laws. The Buyer shall, as promptly as reasonably practicable, provide the Seller with such information with respect to the Buyer or the Parent or any Affiliate thereof as may be required to be included in the Proxy Statement or as may be reasonably required to respond to any comment of the SEC. The Seller shall use its reasonable best efforts to (i) respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and the Buyer and the Parent will cooperate in connection therewith, (ii) ensure that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to satisfy the rules of the Nasdaq and (iii) cause the definitive Proxy Statement to be mailed to the Seller’s stockholders as of the record date established for the Seller Stockholder Meeting as promptly as reasonably practicable after the date of this Agreement, and in no event more than two Business Day after the earlier of (x) the date on which the SEC confirms that it has no further comments on the Proxy Statement and (y) the date that is ten days after the date the Proxy Statement is filed with the SEC if the SEC has not provided any comments with respect to such Proxy Statement. Notwithstanding the foregoing, to the extent permitted by applicable Laws, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Seller (i) shall provide the Buyer, the Parent and their counsel an opportunity to review and comment on the Proxy Statement or response to any comments of the SEC with respect thereto (including the proposed final version of the Proxy Statement or response) and (ii) shall consider in good faith all comments reasonably proposed by the Buyer, the Parent and their counsel in respect of the foregoing.

(b) The Seller shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Seller to conduct a “broker search” in accordance with Rule 14a-13 under the Exchange Act and set a record date for (in consultation with the Buyer and taking into consideration its views), duly give notice of, convene and hold a meeting of its stockholders (the “Seller Stockholder Meeting”) for the purpose of obtaining the Seller Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC. The Seller shall, subject to Section 6.2(c) and in consultation with the Buyer and taking into account its views, convene the Seller Stockholder Meeting no later than the 30th day following the commencement of the mailing of the Proxy Statement to its stockholders. The Seller Board shall include the Board Recommendation in the Proxy Statement; provided, however, that the Seller Board may fail to make such Board Recommendation or make a Change in Recommendation if permitted by, and in accordance with, Section 6.10. Without limiting the generality of the foregoing, but subject to Section 6.10 and the Seller’s rights to terminate this Agreement under the circumstances set forth in Section 9.1, the Seller agrees that neither its obligations pursuant to the first two sentences of this Section 6.2(b) nor its other obligations under this Section 6.2 shall be affected by the commencement, public proposal, public disclosure or communication to the Seller or its stockholders or representatives of any Competing Proposal or by any Change in Recommendation.

(c) The Seller shall not, without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Seller Stockholder Meeting; provided, however, that the Seller may, notwithstanding the foregoing, without the prior written consent of the Buyer, and shall at the request of the Buyer, adjourn or postpone the Seller Stockholder Meeting (i) if, after consultation with the Buyer, the Seller believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Seller Stockholder Approval, or (B) distribute any supplement or amendment to the Proxy Statement, the distribution of which the Seller Board has determined in good faith to be necessary under applicable Law after consultation with, and taking into account the advice of, outside legal counsel, (ii) for an absence of a quorum, or (iii) such adjournment, recess, reconvening or postponement is required by Law or a court or other Governmental Entity of competent jurisdiction in connection with any actions in connection with this Agreement or the Transactions or has been requested by the SEC or its staff. Notwithstanding the foregoing, the Seller may not, without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed), postpone or adjourn the Seller Stockholder Meeting more than two times pursuant to clause (i)(A) or clause (ii) of the immediately preceding sentence, and no such postponement or adjournment pursuant to clause (i)(A) or clause (ii) of the immediately preceding sentence shall be, without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten Business Days. Without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the matters contemplated by the Seller Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Seller’s stockholders in connection therewith) that the Seller shall propose to be voted on by the stockholders of the Seller at the Seller Stockholder Meeting. The Seller shall (x) use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Transactions, (y) provide updates to the Buyer with respect to the proxy solicitation for the Seller Stockholder Meeting (including interim results) as reasonably requested by the Buyer and (z) except as expressly permitted by Section 6.10, solicit and use reasonable best efforts to obtain the Seller Stockholder Approval at the Seller Stockholder Meeting. In no event will the record date of the Seller Stockholder Meeting be changed without the Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless required by applicable Law.

Section 6.3 Access to Information; Customer Contacts; Confidentiality; Cooperation in Litigation.

(a) From the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Section 9.1, except as prohibited by applicable Law, the Seller shall use its reasonable best efforts to (i) cause the officers, directors, employees, auditors and agents of the Seller to afford the Representatives of the Buyer reasonable access during normal business hours on reasonable prior advance notice to the officers, employees, agents, properties, offices and other facilities and books and records of the Seller, (ii) afford the Buyer the opportunity to conduct a non-invasive environmental assessment of the Leased Real Property at the Buyer’s sole cost and expense, and (iii) furnish the Buyer with (A) weekly cash reports, which shall include, at a minimum, a cash balance statement and a statement of cash expenditure on a weekly, monthly and quarterly basis, (B) weekly, monthly and quarterly statements of current assets and liabilities, including details on aged accounts receivable and accounts payable, (C) weekly statements in respect of the Excluded Cash Accounts and (D) such financial, operating, Tax and other data and information as the Buyer, through its officers, employees or agents, may reasonably request; provided, however, that the Seller may withhold (A) such portions of documents or information relating to pricing or other matters that are sensitive if the exchange of such documents (or portions thereof) or information would be reasonably likely to result in a violation of antitrust Law, or (B) any documents (or portions thereof) or information that might reasonably result in the Seller’s loss of its right to assert all privileges, including the attorney-client privilege in respect of such documents or information. If any material is withheld by the Seller pursuant to this Section 6.3(a), to the extent possible, the Seller shall inform the Buyer as to the general nature of what is being withheld and shall use reasonable best efforts to supply the requested information in such a way as not to violate any Law or privilege. In connection with the access contemplated by this Section 6.3(a), the Buyer shall, and shall cause its Representatives to, act in a manner as not to unreasonably interfere with the operations of the Seller or any Transferred Subsidiary.

(b) The Buyer agrees that from the date hereof until the Closing Date or the earlier termination of this Agreement, it is not authorized to, and shall not (and shall not permit any of its Representatives or Affiliates to) contact and communicate with the employees, customers, providers, service providers and vendors of the Seller or any Transferred Subsidiary other than (i) in conformity with such reasonable and customary procedures and conditions as shall be reasonably agreed by the Seller and the Buyer, including procedures and conditions in respect of compliance with antitrust Laws, or (ii) otherwise with the prior consultation with and written approval of the Seller; provided, however, that this Section 6.3(b) shall not prohibit any contacts by the Buyer or its Representatives with the customers, providers, service providers and vendors of the Buyer in the ordinary course of business unrelated to the Transactions.

(c) All information obtained by the Buyer pursuant to this Section 6.3 shall constitute Proprietary Information (as defined in the Confidentiality Agreement) of the Seller and be kept confidential by the Buyer in accordance with the Confidentiality Agreement. If this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. No investigation pursuant to this Section 6.3 or information provided or received by any Party pursuant to this Agreement will enlarge any of the representations or warranties of the Parties contained in this Agreement.

(d) Until the sixth anniversary of the Closing Date, the Buyer shall (i) maintain and take reasonable precautions to safeguard all of the Seller’s electronic books, records, ledgers, files, documents and correspondence that constitute a portion of the Purchased Assets or the assets of the Transferred Subsidiaries or that relate to Excluded Assets that, as of the Closing Date, are located on or accessible through computers or information technology systems that constitute a portion of the Purchased Assets or the assets of the Transferred Subsidiaries; (ii) permit the Seller and its Representatives to access and make copies of such electronic books, records, ledgers, files, documents and correspondence from time to time, upon reasonable notice and during normal business hours, provided that such access or making copies does not materially interfere with the Buyer’s operations and provided that such access or making copies is for the sole purpose of allowing the Seller and its Representatives, and subject to the attorney-client privilege, work product doctrine, or other similar privilege (unless pursuant to a joint defense or similar agreement) (A) to prepare Tax Returns or filings with the SEC or any other Governmental Entity, (B) to defend any Third Party Claim (as defined herein) in respect of which an Indemnification Claim has been served on the Seller, or (C) to access or make copies of information with respect to periods or occurrences prior to the Closing Date in connection with any matter whether or not relating to or arising out of this Agreement or the Transactions; (iii) make its information technology personnel available, upon reasonable notice and during normal business hours and provided that such access or making copies does not materially interfere with the Buyer’s operations, to assist the Seller in accessing or producing reports or compilations from such electronic books, records, ledgers, files, documents and correspondence; and (iv) make available, upon reasonable notice and during normal business hours and provided that such access does not materially interfere with the Buyer’s operations, employees of the Buyer or any Affiliate thereof who are former employees of the Seller for consultation with the Seller in connection with matters associated with the continuing business of the Seller, including, with regard to SEC reporting, tax, employment and litigation matters. The Seller shall reimburse the Buyer for any reasonable out-of-pocket costs associated with the foregoing (e.g., photocopying), the time of the employees of the Buyer or any Affiliate thereof and any internal overhead associated therewith.

(e) Until the sixth anniversary of the Closing Date, the Seller shall (i) maintain and take reasonable precautions to safeguard all of the Seller’s electronic books, records, ledgers, files, documents and correspondence that constitute a portion of the Excluded Assets or that relate to the Purchased Assets that, as of the Closing Date, are located on or accessible through computers or information technology systems that constitute a portion of the Excluded Assets; (ii) permit the Buyer and its Representatives to access and make copies of such electronic books, records, ledgers, files, documents and correspondence from time to time, upon reasonable notice and during normal business hours, provided that such access or making copies does not materially interfere with the Seller’s operations and provided that such access or making copies is for the sole purpose of allowing the Buyer and its Representatives, and subject to the attorney-client privilege, work product doctrine, or other similar privilege (unless pursuant to a joint defense or similar agreement) (A) to prepare Tax Returns or filings with any Governmental Entity, (B) to defend any Third Party Claim (as defined herein) in respect of which an Indemnification Claim has been served on the Buyer, or (C) to access or make copies of information with respect to periods or occurrences prior to the Closing Date in connection with any matter whether or not relating to or arising out of this Agreement or the Transactions; (iii) make its information technology personnel available, upon reasonable notice and during normal business hours and provided that such access or making copies does not materially interfere with the Seller’s operations, to assist the Buyer in accessing or producing reports or compilations from such electronic books, records, ledgers, files, documents and correspondence; and (iv) make available, upon reasonable notice and during normal business hours and provided that such access or making copies does not materially interfere with the Seller’s operations, any employees of the Seller or any Affiliate thereof who are Excluded Employees for consultation with the Buyer in connection with matters associated with the Business, including, with regard to tax, employment and litigation matters. The Buyer shall reimburse the Seller for any reasonable out-of-pocket costs associated with the foregoing (e.g., photocopying), the time of the employees of the Seller or any Affiliate thereof and any internal overhead associated therewith.

(f) For a period of at least four years after the Closing, the Buyer and the Seller will reasonably cooperate with one another in the defense or prosecution of any Action that has been or may be instituted hereafter against or by such Person relating to or arising out of the conduct of the Business prior to the Closing (other than Actions arising out of the consummation of the Transactions or other Actions among such Persons or their successors in interest), and the Person requesting such cooperation shall pay the reasonable out-of-pocket expenses (including reasonable legal fees and disbursements) of the Person providing such cooperation and of its Representatives reasonably incurred in connection with providing such cooperation. Such cooperation shall not be unreasonably distracting to the operation of the Seller or the Buyer, as applicable, or their respective Representatives who are involved in such cooperation.

Section 6.4 Notification of Certain Matters; Transaction Litigation. The Seller shall give prompt written notice to the Buyer, and the Buyer shall give prompt written notice to the Seller, of (a) upon becoming aware of the occurrence or failure to occur of any event that would reasonably be expected to cause any representation or warranty made by the Seller or the Buyer, as the case may be, to become untrue or incorrect and (b) any breach by the Seller or the Buyer, as the case may be, of any covenant or agreement to be complied with or satisfied by it under this Agreement, in each case to the extent that any such occurrence, failure to occur or breach has resulted in or would reasonably be expected to result in any of the conditions set forth in Article VIII to fail to be satisfied at Closing. Any notice provided, or disclosure made, by either the Seller or the Buyer pursuant to this Section 6.4 shall not be taken into account for purposes of determining whether the conditions set forth in Section 8.2(a) or Section 8.3(a), as the case may be, have been satisfied or affect a Party’s rights to indemnification under Article X. Furthermore, the Seller shall give prompt notice to the Buyer of (a) any written notice or other written communication received by the Seller or any Transferred Subsidiary from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of the Seller or such Transferred Subsidiary to obtain such consent would be material to the Business, taken as a whole, and (b) any Actions commenced or, to the Knowledge of the Seller, threatened against the Seller, the Transferred Subsidiaries and/or any of their respective directors or officers or other Representatives that relate to this Agreement, the other Transaction Documents or the Transactions and of any material developments with respect thereto. The Seller shall keep the Buyer informed on a reasonably current basis with respect to the status of any such Action. Without limiting the preceding sentence, the Seller shall give reasonable and good faith consideration to the Buyer’s advice with respect to such Action. The Seller shall not settle any such Action without the prior written consent of the Buyer (not to be unreasonably withheld, conditioned or delayed).

Section 6.5 Consents and Approvals.

(a) From the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Section 9.1, the Parties shall cooperate with each other and use their reasonable best efforts to promptly (i) submit any information or documents requested by any Governmental Entity in connection with this Agreement or the Transactions and (ii) obtain all permits, consents, approvals and authorizations of all Third Parties and Governmental Entities that are necessary or advisable to consummate the Transactions and are necessary for the Buyer to operate the Business in accordance with past practice in all material respects immediately following the Closing. The Parties shall consult with each other with respect to the obtaining of all such permits, consents, approvals and authorizations, and each Party will keep the other Parties apprised of the status of matters relating to completion of the Transactions. Each Party shall use its reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement and the other Transaction Documents or the Transactions.

(b) The Parties shall promptly advise each other upon receiving, and shall provide a copy of (or, if such communication was oral, a detailed summary of the content of), any communication from any Governmental Entity whose consent or approval is required for consummation of any of the Transactions or the other Transaction Documents that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such approval will be materially delayed.

Section 6.6 Further Assurances. Subject to the terms and conditions of this Agreement, from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Section 9.1, each of the Parties shall use its reasonable best efforts to effect the Transactions in accordance with the terms set forth in this Agreement. Following the Closing, each of the Parties, at the reasonable request of another Party, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary for effecting the consummation of the Transactions.

Section 6.7 Public Announcements. The Parties agree that no press release or public announcement, statement or disclosure concerning the Transactions shall be issued by any of the Parties without the prior written consent of the Seller or the Buyer, as applicable, except as such release or announcement may be required by applicable Law or applicable stock exchange regulation (including the Seller making a public announcement through the filing of a Current Report on Form 8-K upon execution of this Agreement or otherwise), in which case, the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 6.8 Employees and Employee Benefits.

(a) From and after the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Section 9.1, the Buyer and the Seller shall cooperate in good faith regarding any written communications to be distributed to any Employees relating to the Transactions or post-Closing terms of employment and the Buyer shall consult with the Seller and obtain the Seller’s written consent before distributing any communications to any Employees or any works council, union or other labor representative. In addition, the Buyer will reasonably cooperate and provide such information as the Seller may reasonably request from time to time in connection with any information and consultations processes relating to the Transactions with any Employees or any works council, union or other labor representative.

(b) The Buyer shall offer employment effective on the Closing to all U.S. Employees (which, for the avoidance of doubt, will not include any Excluded Employees), including U.S. Employees who are absent due to vacation, family leave, short-term disability or other approved leave of absence, other than those U.S. Employees identified by the Buyer in writing to the Seller, no later than 20 Business Days prior to the Closing Date, to whom the Buyer shall not offer employment pursuant to this Section 6.8(b) and whose employment with the Seller shall terminate on a date determined by the Seller after reasonable consultation with the Buyer but in any event before the Closing (the “No-Offer Employees”). Each such offer of employment (i) shall be on terms and conditions consistent with applicable Law and this Section 6.8, for a position having a title and duties that are comparable to those of the applicable U.S. Employee as of immediately prior to such U.S. Employee’s termination of employment with the Seller, (ii) shall be at such U.S. Employee’s current geographic work location (including any remote work location), and (iii) shall be made not later than ten Business Days prior to the Closing Date (or with respect to any individual who first becomes an U.S. Employee of the Seller ten or fewer Business Days prior to the Closing Date, not later than the Business Day immediately following such Employee’s hire date). No later than 15 Business Days prior to making such offers, the Buyer shall make the form of such offer available for the Seller’s review and comment and shall consider such comments in good faith.

(c) For a period of at least 12 months following the Closing Date, the Buyer shall, or shall cause an Affiliate of the Buyer to, provide each Transferred Employee with (i) base salary or wage rate that is not less than that most recently provided to such Transferred Employee by the Seller or the applicable Transferred Subsidiary, (ii) short-term compensation opportunities that are no less favorable and long-term incentive compensation opportunities that are reasonably comparable on an economic basis with target opportunities that are no less favorable, in the aggregate, to those most recently granted to such Transferred Employee by the Seller or the applicable Transferred Subsidiary prior to the Closing Date, (iii) employee benefits that are no less favorable, in the aggregate, than the employee benefits most recently provided to such Transferred Employee (including with respect to employee costs), (iv) severance benefits that are no less favorable than (A) for U.S. Employees, the severance benefits provided under the Wish Separation Pay Guidelines – United States, as in effect as of July 1, 2018 and (B) for all other Employees, the severance benefits in effect in the applicable jurisdiction and (v) the same geographic work location (including any remote work location) as most recently provided by the Seller or the applicable Transferred Subsidiary prior to the Closing Date. Notwithstanding the foregoing, payment of those certain severance obligations set forth in Section 2.3(c) of the Disclosure Schedule shall be deemed to satisfy any obligation of the Buyer to provide the individuals identified on Section 2.3(c) of the Disclosure Schedule with any other severance benefits contemplated in this Agreement, and the Buyer shall have no obligation to provide such individuals with any severance benefits that are duplicative of the severance benefits contemplated by those certain agreements set forth in Section 2.3(c) of the Disclosure Schedule. For the avoidance of doubt, a long-term incentive compensation award shall not be deemed to be not reasonably comparable on an economic basis solely because such award is issuable (x) in cash instead of equity or (y) in equity in a non-U.S. non-publicly traded company instead of a U.S. publicly traded company.

(d) The Buyer shall assume and honor all Benefit Plans currently maintained or sponsored by the Seller (including the change in control agreements, but excluding the Excluded Benefit Plans) in accordance with their respective terms as in effect immediately prior to the Closing, subject to any amendment or termination thereof that may be permitted by such Benefit Plans or as may be permitted under applicable Law. The Seller shall cooperate with, and use reasonable best efforts to assist, the Buyer with respect to the Buyer’s assumption of Benefit Plans pursuant to this Section 6.8(d).

(e) For all purposes under the employee benefit plans of the Buyer and its Affiliates providing benefits to any Transferred Employees after the Closing (the “New Benefit Plans”), each Transferred Employee will be credited with his or her years of service with the Seller or the applicable Transferred Subsidiary prior to the Closing (including predecessor or acquired entities or any other entities for which the Seller or the applicable Transferred Subsidiary has given credit for prior service), to the same extent as such Transferred Employee was entitled, prior to the Closing, to credit for such service under the corresponding Benefit Plan in which such Transferred Employee participated immediately prior to the Closing, such Benefit Plans, collectively, the “Legacy Benefit Plans”), except (i) for purposes of benefit accrual under any New Benefit Plan that is a defined benefit plan, (ii) for any purpose where service credit for the applicable period is not provided to participants generally, or (iii) to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing (A) each Transferred Employee will be immediately eligible to participate, without any waiting time, in any and all New Benefit Plans to the extent coverage under such New Benefit Plan replaces coverage under a similar or comparable Legacy Benefit Plan and (B) the Buyer will cause any eligible expenses incurred by such Transferred Employee and his or her covered dependents during the portion of the plan year of the Legacy Benefit Plan ending on the date such Transferred Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan. The Buyer shall waive or cause to be waived any actively-at-work requirements and any limitations on eligibility, enrollment and benefits relating to any preexisting medical conditions of Transferred Employees and their eligible dependents under the New Benefit Plans.

(f) For a period of at least 12 months following the Closing Date, the Buyer shall, or shall cause an Affiliate of the Buyer to, make those Transferred Employees identified by the Seller in writing from time to time to the Buyer available to the Seller, at the Seller’s reasonable request, for up to three hours of consultation per week on such topics as may be reasonably requested by the Seller. For the first 30 days following the Closing Date, such consultation services shall be provided to the Seller free of charge. Thereafter, the Buyer shall have the right to invoice the Seller monthly for the cost of such consultation services actually provided by the Buyer’s employees to the Seller, on a prorated hourly basis based on their current salary.

(g) From and after the Closing Date, the Buyer shall be solely responsible for providing continuation coverage (and giving any required notices related thereto) under Section 4980B(f) of the Code and Part 6 of Subtitle B of Title I of ERISA to those individuals working or residing in the United States who are M&A qualified beneficiaries (as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(a)) with respect to the Transactions.

(h) The Buyer agrees not to engage in any “mass layoff” or “plant closing” (as defined in the WARN Act) for 90 days after the Closing Date. Without limiting the generality of Section 2.3(b) or (d), the Buyer shall be responsible for, and shall defend, hold harmless and indemnify the Seller for, all Liabilities under the WARN Act arising out of or resulting from any “plant closing,” “mass layoff” or other employment losses resulting from, related to, or caused by the Transactions (including the Buyer’s failure to offer U.S. Employees employment, the Buyer’s failure to comply with its obligations under this Section 6.8, the termination of employment of the No-Offer Employees, or by reason of any events occurring on or after the Closing Date in relation to any Transferred Employee).

(i) As of the Closing Date, the Buyer shall assume or cause its Affiliate to assume, or reimburse the Seller for, all Liabilities relating to compensation and benefits under any state workers’ compensation or similar Law in connection with claims of Transferred Employees.

(j) If any Transferred Employee requires a work permit, employment pass, visa or other legal or regulatory approval for his, her or their employment with the Buyer or its Affiliates, the Buyer shall, and shall cause its Affiliates to, use its reasonable best efforts to cause any such permit, pass, visa or other approval to be obtained and in effect prior to the Closing Date or on a time frame in accordance with any applicable Laws. The Buyer agrees to serve as a successor-in-interest with respect to the Seller’s U.S. immigration-related filings submitted on behalf of applicable Transferred Employees, with no material changes in the positions, geographic work locations, and base salaries reflected in the immigrant petitions, nonimmigrant filings, and labor certification applications.

(k) The provisions of this Section 6.8 are for the sole benefit of the parties to this Agreement, and nothing in this Section 6.8, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Employee, Transferred Employee, Excluded Employee or other current or former employee or independent contractor of the Seller or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including any third-party beneficiary rights). Nothing contained this Section 6.8 shall (i) constitute or be deemed to constitute the establishment, adoption, amendment, modification or termination of any Benefit Plan or any other benefit or compensation plan, program, policy, agreement or other arrangement or (ii) obligate the Seller, the Buyer or any of their respective Affiliates to (A) maintain any particular Benefit Plan or any other benefit or compensation plan, program, policy, agreement or other arrangement, except as required by the terms of such plan or applicable Law or (B) retain the employment of any employee or the services of any independent contractor.

Section 6.9 Bulk Transfer Laws. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to the Buyer.

Section 6.10 Non-Solicitation.

(a) From and after the date of this Agreement, the Seller will, and will cause the Seller’s Subsidiaries and its and their respective officers to, and will use its reasonable best efforts to cause its and their respective directors and other Representatives to, immediately cease, and cause to be terminated, any solicitations, encouragement, discussions or negotiations with any Person conducted heretofore by the Seller or any of its Subsidiaries or any of its or their respective Representatives with respect to any inquiry, proposal or offer that constitutes, or would be reasonably likely to lead to or result in, a Competing Proposal. The Seller shall promptly (and in any event within two Business Days after the date of this Agreement) deliver a written notice to each Person that has received non-public information regarding the Seller within the 24 months prior to the date of this Agreement pursuant to a confidentiality agreement with the Seller for purposes of evaluating any transaction that could be a Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction (as provided in the terms of the applicable confidentiality agreement) of all confidential information concerning the Seller and any of its Subsidiaries heretofore furnished to such Person. The Seller will immediately terminate any physical and electronic data access previously granted to any such Person to diligence or other information regarding the Seller or any of its Subsidiaries for purposes of evaluating any transaction that could be a Competing Proposal.

(b) From and after the date of this Agreement, the Seller will not, and will cause the Seller’s Subsidiaries not to, and will use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly:

(i)	initiate, solicit, propose or knowingly encourage or knowingly facilitate the submission of any inquiry or the making of any proposal or offer that constitutes, or would be reasonably likely to lead to or result in, a Competing Proposal;

(ii)	engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Competing Proposal or any inquiry, proposal or offer that would be reasonably likely to lead to or result in a Competing Proposal;

(iii)	furnish any non-public information regarding the Seller or its Subsidiaries, or access to the properties, assets or employees of the Seller or its Subsidiaries, to any Person in connection with or in response to any Competing Proposal or any inquiry, proposal or offer that would be reasonably likely to lead to or result in a Competing Proposal;

(iv)	approve, adopt or enter into any letter of intent or agreement in principle or other agreement providing for or relating to a Competing Proposal (other than a confidentiality agreement entered into in compliance with Section 6.10(e)(ii));

(v)	take any action to make the provisions of any Takeover Law or any similar provision in the Seller Organizational Documents inapplicable to any transactions contemplated by a Competing Proposal (and, to the extent permitted thereunder, the Seller shall promptly take all steps necessary to terminate any revocable or terminable waiver that may have been heretofore granted to any Person other than the Buyer under any such provisions);

(vi)	submit any Competing Proposal to a vote or consent of the stockholders of the Seller; or

(vii)	propose or recommend publicly or agree or otherwise resolve to do any of the foregoing;

provided, however, that notwithstanding anything to the contrary in this Agreement, the Seller or any of its Representatives may, (x) in response to an unsolicited inquiry or proposal that did not result from a breach of this Section 6.10, request information reasonably necessary to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes, or is reasonably likely to lead to or result in, a Superior Proposal and (y) in response to an inquiry or proposal from a third party, inform a third party or its Representatives of the restrictions imposed by the provisions of this Section 6.10 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) In the event that on or after the date of this Agreement, the Seller receives a Competing Proposal or any request for information relating to the Seller or any Subsidiary of the Seller or for access to the properties, books or records of the Seller in connection with or response to a Competing Proposal or any request for discussions or negotiations with the Seller or a Representative of the Seller relating to a Competing Proposal, the Seller will (i) promptly (and in no event later than 24 hours after receipt thereof) notify (which notice shall be provided orally and in writing and shall identify the Person making such Competing Proposal or request and set forth the material terms thereof) the Buyer thereof, (ii) keep the Buyer reasonably and promptly (and in no event later than 24 hours) informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Competing Proposal or request and (iii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to the Buyer unredacted copies of all material correspondence and written materials (regardless of whether electronic) sent or provided to the Seller or any of its Subsidiaries that describes any terms or conditions thereof, including any proposed transaction agreements (along with all schedules and exhibits thereto and any financing commitments related thereto), as well as written summaries of any material oral communications relating to the terms and conditions thereof.

(d) Except as permitted by Section 6.10(e), the Seller Board, including any committee thereof, agrees it shall not:

(i)	withhold, withdraw, qualify, amend or modify, or publicly propose or announce any intention to withhold, withdraw, qualify, amend or modify, in a manner adverse to the Buyer, the Board Recommendation;

(ii)	fail to include the Board Recommendation in the Proxy Statement (including when filed with the SEC or disseminated to the Seller’s stockholders);

(iii)	adopt, approve, endorse or recommend, or publicly propose or announce any intention to adopt, approve, endorse or recommend, any Competing Proposal;

(iv)	publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement entered into in compliance with Section 6.10(e)(ii)) relating to a Competing Proposal (an “Alternative Acquisition Agreement”);

(v)	in the case of a Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for shares of Seller Common Stock (other than by the Buyer or an Affiliate of the Buyer), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) ten business days (as such term is used in Rule 14d-9 under the Exchange Act) after commencement of such tender offer or exchange offer and (B) three Business Days prior the date of the Seller Stockholder Meeting (or promptly after the commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Seller Stockholder Meeting);

(vi)	if a Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing subparagraph (v)) and has not been withdrawn, fail to publicly reaffirm the Board Recommendation on or prior to the earlier of (A) five Business Days after the Buyer so requests in writing and (B) three Business Days prior the date of the Seller Stockholder Meeting (or promptly after the announcement or disclosure of such Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Seller Stockholder Meeting) (it being understood that the Seller will not be obligated to affirm the Board Recommendation on more than two occasions with respect to any Competing Proposal); or

(vii)	authorize, cause or permit the Seller or any of its Subsidiaries to enter into an Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing subparagraphs (i) through (vi), a “Change in Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i)	the Seller Board may, after consultation with the Seller’s outside legal counsel, make such disclosures as the Seller Board thereof determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and such other public disclosures as the Seller Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Seller Board under applicable Law; provided, however, that (x) any such disclosure that relates to a Competing Proposal shall be deemed to be a Change in Recommendation unless the Seller Board reaffirms the Board Recommendation in such disclosure and (y) this Section 6.10(e)(i) shall not be deemed to permit the Seller Board to make a Change in Recommendation other than in accordance with Section 6.10(e)(iii) or Section 6.10(e)(iv).

(ii)	at any time prior to, but not after, the receipt of the Seller Stockholder Approval, the Seller and its Representatives may engage in the activities prohibited by Section 6.10(b)(ii) or Section 6.10(b)(iii) (and may solicit, propose, encourage, or facilitate any inquiry or the making of any proposal or offer with respect to such Competing Proposal or any modification thereto) with any Person if the Seller receives a bona fide written Competing Proposal from such Person that was not solicited in breach of the obligations set forth in this Section 6.10; provided, however, that (w) no information that is prohibited from being furnished pursuant to Section 6.10(b) may be furnished until the Seller receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Seller that are no less favorable to the Seller than the terms of the Confidentiality Agreement and that does not prohibit compliance by the Seller with its obligations under this Agreement, in each case as determined in good faith by the Seller Board, (x) any such non-public information has previously been made available to, or is made available to, the Buyer prior to or concurrently with (or in the case of oral non-public information only, promptly after (and in any event within 24 hours after)) the time such information is made available to such Person, (y) prior to taking any such actions, the Seller Board determines in good faith, after consultation with the Seller’s financial advisors and outside legal counsel, that such Competing Proposal is, or is reasonably likely to lead to or result in, a Superior Proposal, and (z) prior to taking any such actions, the Seller Board determines in good faith after consultation with the Seller’s outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Seller Board to the stockholders of the Seller under applicable Law.

(iii)	at any time prior to, but not after, the receipt of the Seller Stockholder Approval, in response to a bona fide written Competing Proposal from a third party that was not solicited in breach of the obligations set forth in this Section 6.10, the Seller Board may effect a Change in Recommendation or may terminate this Agreement pursuant to Section 9.1(d)(i); provided, however, that such Change in Recommendation or termination may not be made unless and until:

(A)	the Seller Board determines in good faith after consultation with the Seller’s financial advisors and outside legal counsel that such Competing Proposal is a Superior Proposal;

(B)	the Seller Board determines in good faith, after consultation with the Seller’s outside legal counsel, that failure to effect a Change in Recommendation in response to such Superior Proposal would be inconsistent with the fiduciary duties owed by the Seller Board to the stockholders of the Seller under applicable Law;

(C)	the Seller provides the Buyer written notice of such proposed action and the basis thereof at least four Business Days in advance, which notice shall set forth in writing that the Seller Board intends to consider whether to take such action and include the identity of the offeror(s) and an unredacted copy of the relevant documents relating to the Competing Proposal;

(D)	after giving such notice and prior to effecting such Change in Recommendation or termination, the Seller negotiates (and directs its officers, employees, financial advisor, outside legal counsel and other Representatives to negotiate) in good faith with the Buyer (to the extent the Buyer wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would obviate the need for the Seller Board to effect a Change in Recommendation or terminate this Agreement pursuant to Section 9.1(d)(i) in response thereto; and

(E)	at the end of the four Business Day period, prior to taking action to effect a Change in Recommendation or terminate this Agreement pursuant to Section 9.1(d)(i), the Seller Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Buyer in writing and determines in good faith after consultation with the Seller’s financial advisors and outside legal counsel that the Competing Proposal remains a Superior Proposal and, after consultation with outside legal counsel, that the failure to effect a Change in Recommendation in response to such Superior Proposal would be inconsistent with the fiduciary duties owed by the Seller Board to the stockholders of the Seller under applicable Law; provided, however, that in the event of any material amendment or material modification to any Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Superior Proposal, such as terms with respect to price or financing, shall be deemed material), the Seller shall be required to deliver a new written notice to the Buyer and to comply with the requirements of this Section 6.10(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.10(e)(iii) shall be reduced to two Business Days; provided further that any such new written notice shall in no event shorten the original four Business Day notice period.

(iv)	at any time prior to, but not after, the receipt of the Seller Stockholder Approval, in response to an Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Seller, the Seller Board may effect a Change in Recommendation; provided, however, that such a Change in Recommendation may not be made unless and until:

(A)	the Seller Board determines in good faith after consultation with the Seller’s financial advisors and outside legal counsel that an Intervening Event has occurred;

(B)	the Seller Board determines in good faith, after consultation with the Seller’s outside legal counsel, that failure to effect a Change in Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties owed by the Seller Board to the stockholders of the Seller under applicable Law;

(C)	the Seller provides the Buyer written notice of such proposed action and the basis thereof at least four Business Days in advance, which notice shall set forth in writing that the Seller Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Intervening Event and the reasons for making the Change in Recommendation;

(D)	after giving such notice and prior to effecting such Change in Recommendation, the Seller negotiates (and causes its officers, employees, financial advisor, outside legal counsel and other Representatives to negotiate) in good faith with the Buyer (to the extent the Buyer wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would obviate the need for the Seller Board to effect a Change in Recommendation in response thereto; and

(E)	at the end of the four Business Day period, prior to taking action to effect a Change in Recommendation, the Seller Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Buyer in writing, and determines in good faith after consultation with the Seller’s outside legal counsel, that the failure to effect a Change in Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties owed by the Seller Board to the stockholders of the Seller under applicable Law; provided, however, that in the event of any material changes regarding any Intervening Event, the Seller shall be required to deliver a new written notice to the Buyer and to comply with the requirements of this Section 6.10(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.10(e)(iv) shall be reduced to two Business Days; provided further that any such new written notice shall in no event shorten the original four Business Day notice period.

(f) The Seller shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Seller or any of its Subsidiaries is a party and shall enforce the provisions of any such agreement; provided, however, that, notwithstanding any other provision in this Section 6.10, at any time prior to, but not after, the receipt of the Seller Stockholder Approval, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Seller Board determines in good faith, after consultation with the Seller’s outside legal counsel that the failure to take such action would be inconsistent with the fiduciary duties owed by the Seller Board to the stockholders of the Seller under applicable Law, the Seller may waive any such “standstill” or similar provision to the extent necessary to permit a third party to make a Competing Proposal, on a confidential basis, solely to the Seller Board and communicate such waiver to the applicable third party; provided further that (x) the Seller must promptly provide the Buyer with written notice at least two Business Days prior to taking such action and (y) concurrently with and automatically upon taking such action, the Buyer and its Affiliates shall be released from any standstill provisions applicable to the Buyer and its Affiliates (including under Section 7 of the Confidentiality Agreement), all of which standstill provisions shall terminate and be of no further force and effect as of such time.

(g) Notwithstanding anything to the contrary in this Section 6.10, any action, or failure to take action, that is taken by a director, officer or other Representative of the Seller or any of its Subsidiaries in violation of this Section 6.10 shall be deemed to be a breach of this Section 6.10 by the Seller.

Section 6.11 Name Changes. Within 30 days after the Closing Date, the Seller shall take any and all actions or cause to be taken such actions to amend its ticker symbol to remove any reference to “Wish” and any and all derivations thereof, including making any and all required filings with Governmental Entities. Within six months after the Closing Date, the Buyer shall take any and all actions or cause to be taken such actions to amend the name of each Transferred Subsidiary to remove any reference to “ContextLogic” and any and all derivations thereof, including making any and all required filings with Governmental Entities.

Section 6.12 Transitional License. Effective upon the Closing, the Seller shall, and shall cause its Subsidiaries (for the avoidance of doubt, other than the Transferred Subsidiaries) to, grant, and hereby grants, to the Buyer and the Transferred Subsidiaries (collectively, the “Buyer Licensees”) a non-exclusive, fully paid-up, royalty-free right and license to use, for the six months immediately following the Closing, the Excluded Marks (other than any Internet domain names set forth in Section 2.2(f) of the Disclosure Schedule) as part of the corporate names of the Transferred Subsidiaries, as applicable, in the same manner as such corporate name of such Transferred Subsidiary used such Excluded Mark(s) prior to the Closing Date, but for no other purpose. The Buyer Licensees hereby acknowledge that any and all goodwill associated with or resulting from the Buyer Licensees’ use of the Excluded Marks shall inure exclusively to the benefit of the Seller or its Subsidiaries, as applicable. After such six-month period, the Buyer shall, and shall cause the Transferred Subsidiaries to, cease use of the Excluded Marks.

Section 6.13 Further Agreements.

(a) The Seller authorizes and empowers the Buyer from and after the Closing Date to receive and to open all mail or other communications addressed to the Seller and received by the Buyer, in order to determine whether or not such mail relates to the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries or the Assumed Liabilities. The Buyer shall deal with the contents of all such communications in accordance with the provisions of this Section 6.13. The Buyer shall promptly deliver to the Seller any mail or other communication received by it after the Closing Date that relates solely to Excluded Assets or Excluded Liabilities and/or that does not relate to the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries or the Assumed Liabilities (or copies thereof, to the extent it relates to the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries or the Assumed Liabilities, but also relates to Excluded Assets or Excluded Liabilities). The Seller agrees that the Buyer has the right and authority to endorse, without recourse, any check or other evidence of Indebtedness received by the Buyer in respect of any note or account receivable transferred to the Buyer pursuant to this Agreement and the Seller shall furnish such evidence of this authority as the Buyer may reasonably request; provided, however, that the foregoing authority is without prejudice to any rights the Seller may have with respect to any check or other evidence of Indebtedness, to the extent it does not relate to the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries or the Assumed Liabilities. Cash payments addressed to the Seller, or checks payable to the Seller, in each case, that do not constitute or do not relate to a Purchased Asset, any Transferred Subsidiaries, any asset of any Transferred Subsidiary or an Assumed Liability, shall promptly be forwarded to the Seller by the Buyer.

(b) To the extent that the Seller receives any cash, check, electronic credit or deposit that constitutes a Purchased Asset or any asset of any Transferred Subsidiary, the Seller shall promptly, and in any event within ten Business Days, wire transfer the appropriate amount in immediately available funds to the Buyer.

(c) The Buyer shall promptly deliver to the Seller any mail or other communication addressed to the Buyer and received by it after the Closing Date that relates to the Excluded Assets or the Excluded Liabilities. In addition, to the extent that the Buyer receives any cash, check, electronic credit or deposit that constitutes an Excluded Asset, the Buyer shall promptly, and in any event within ten Business Days, wire transfer the appropriate amount in immediately available funds to the Seller.

(d) From and after the Closing Date, the Seller shall refer all inquiries with respect to the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries and the Assumed Liabilities to the Buyer, and the Buyer shall refer all inquiries with respect to the Excluded Assets and the Excluded Liabilities to the Seller.

Section 6.14 Insurance.

(a) The Seller and the Buyer agree that, except as otherwise provided in Section 6.14(b), the coverage under all insurance policies arranged or maintained by the Seller or any Affiliate of the Seller, including all policies related to the Business, is for the benefit of only the Seller and its Affiliates, and not for the benefit of the Buyer, or the Business, the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries or the Assumed Liabilities. The Buyer agrees to arrange for its own insurance policies with respect to the Business, the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries and the Assumed Liabilities as of and after the Closing. Without prejudice to any right of indemnification pursuant to this Agreement, other than as set forth in Section 6.14(b), the Buyer agrees not to seek, through any means, to benefit from any of the Seller’s or the Seller’s Affiliates’ insurance policies that provide or may provide coverage for claims relating in any way to the Business, the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries or the Assumed Liabilities.

(b) From and after the Closing, with respect the policies listed in Section 6.14 of the Disclosure Schedule (such policies, the “Available Insurance Policies”), to the extent a claim or occurrence relating to the Business, the Purchased Assets, the Transferred Subsidiaries, the assets of the Transferred Subsidiaries or the Assumed Labilities arising prior to the Closing is covered by the Available Insurance Policies, and not by the Buyer’s insurance policies, the Buyer may access, submit claims, retain claims made prior to the Closing and seek coverage for such claims under the Available Insurance Policies (the “Available Claims”), subject to the terms and conditions of such Available Insurance Policies; provided, however, that the Seller is not representing that the Available Insurance Policies will cover any particular Available Claim. With respect to any Available Claim, the Seller shall pay over to the Buyer any related proceeds of any insurance recovery for such Available Claim actually received by the Seller and any Affiliates of the Seller following the Closing. If the terms of the Available Insurance Policies do not allow the Buyer to directly access, submit claims, retain claims, and seek coverage for such Available Claims, the Seller shall act on behalf of the Buyer in engaging in the foregoing and, in connection therewith, shall use its reasonable best efforts to follow any reasonable direction of the Buyer with respect to such Available Insurance Policy; provided, however, that (i) the Seller shall not be obligated to violate any Law or term of any Available Insurance Policy or initiate any dispute proceeding with the insurers of any Available Insurance Policy; (ii) the Buyer shall exclusively bear the amount of any “deductibles” and “retentions” to the extent applied to such claims under such Available Insurance Policies and shall otherwise be liable for all uninsured or uncovered amounts of such claims, except to the extent that any Available Claim constitutes an Excluded Liability; (iii) the Buyer shall be solely responsible at its expense for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims, and reimburse the Seller for any expenses the Seller or the Seller’s Affiliates incur in connection with Available Claims; and (iv) the Buyer shall not, without the written consent of the Seller, amend, modify or waive any rights of the Seller or other insureds under any such insurance policies and programs in any manner that would be adverse to the Seller or an Affiliate of the Seller. Notwithstanding anything to the contrary contained herein, (A) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of the Seller or any Affiliate of the Seller to insurance coverage for any matter and (B) subject to the Buyer’s rights above with respect to the Available Insurance Policies, the Seller shall retain the exclusive right to control all of its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and, except as otherwise expressly set forth herein, to amend, modify, terminate, or waive any such insurance policies and programs or any rights thereunder; provided, however, that the Seller shall not have the right to amend, modify, terminate or waive any Available Insurance Policies in a manner that negatively effects the Buyer’s rights to recover under the Available Insurance Policies as provided in this paragraph. The Buyer shall use its reasonable best efforts to cooperate with the Seller with respect to any Available Claim and requests for benefits and sharing such information as is reasonably necessary in order to permit the Seller to manage and conduct its insurance matters as the Seller reasonably deems appropriate.

(c) The Seller shall use its reasonable best efforts to maintain in full force and effect all material insurance coverage covering the Business (or comparable replacement coverage) until the Closing.

Section 6.15 Credit Support Cooperation. From the date of this Agreement until the earlier to occur of the Closing and the valid termination of this Agreement in accordance with Section 9.1, the Seller will, and will cause its Affiliates and its and their respective Representatives to, provide to the Buyer such cooperation as is reasonably requested by the Buyer in connection with seeking replacement guarantees, letters of credit, surety bonds or other assurances of payment with respect to the letters of credit, guarantees, surety agreements, bonds and other credit support instruments issued by or on behalf of the Seller or any Transferred Subsidiary to any third party or Governmental Entity, and which are set forth in Section 6.15 of the Disclosure Schedule (the “Credit Support Obligations”). All costs and expenses incurred in connection with providing replacement credit support or the release or substitution of the Credit Support Obligations shall be borne by the Buyer.

Section 6.16 IT Support. Promptly following the date of this Agreement, the Seller and the Buyer shall negotiate in good faith to identify in writing the information technology or infrastructure applications constituting Purchased Assets that the Seller requires access to following the Closing for purposes of supporting functions of the Seller that are necessary for the Seller to remain listed as a publicly traded company (collectively, the “Specified IT Applications”). The Buyer and the Seller shall then negotiate in good faith to allow the Seller to access and use the Specified IT Applications for a period of 12 months following the Closing upon mutually agreed terms that conform to what are reasonable and market standard for an arrangement of similar nature to support functions of the Seller that are necessary for the Seller to remain listed as a publicly traded company, which functions shall not exceed the functions that are currently supported by these Specified IT Applications in the conduct of the Business.

Article VII

Tax Matters

Section 7.1 Pre-Closing Structuring. At the request of the Buyer (in its sole discretion) provided to the Seller no later than 15 days prior to the Closing Date, the Seller agrees that either: (a) at the Closing, in lieu of the Buyer immediately acquiring all of the equity interests in each of CL International Holdings LLC and SV Blue LLC, (i) the Seller shall, first, cause CL International Holdings LLC and SV Blue LLC to transfer and sell all of the equity interests that such entities hold, directly or indirectly, in Transferred Subsidiaries to the Buyer and (ii) immediately thereafter, the Seller shall transfer and sell to the Buyer all of the equity interests in CL International Holdings LLC and SV Blue LLC (the “Alternative Structure Election”); or (b) at least one day prior to the Closing Date, the Seller shall cause each of CL International Holdings LLC and SV Blue LLC to timely file on an IRS Form 8832 (or successor form) an election pursuant to Treasury Regulations Section 301.7701-3(c) to be classified as an entity disregarded as separate from the Seller for U.S. federal income tax purposes, in each case, with an effective date that is no later than one day prior to the Closing Date (the “Check-the-Box Election”). In the event the Buyer notifies the Seller of its request for the Check-the-Box Election, the Seller shall (i) provide to the Buyer drafts of all IRS Forms 8832 (or successor forms) and any other required forms, schedules or statements thereto prepared by the Seller (collectively, the “Check-the-Box Forms”) no later than five days prior to the Closing Date to provide the Buyer a reasonable opportunity to review and comment on such draft Check-the-Box Forms, (ii) execute and timely file with the IRS (via certified mail) all Check-the-Box Forms, as soon as reasonably practicable following receipt of comments from the Buyer but in any event no later than one day prior to the Closing Date, and (iii) provide the Buyer with final copies of all Check-the-Box Forms and other documentation confirming their filing not later than one day prior to the Closing Date.

Section 7.2 Section 338(h)(10) Election. The Seller and the Buyer shall, and shall cause their respective Affiliates to, join in making a timely election under Section 338(h)(10) of the Code and the Treasury Regulations thereunder (and any comparable election under state or local Law) with respect to each of CL FinServ Holdings LLC, CL Lending Inc. and CL GC Inc. (the “Section 338(h)(10) Subsidiaries” and such elections, the “Section 338(h)(10) Elections”). The Buyer shall prepare and deliver to the Seller an IRS Form 8023 (or any successor form) and any similar forms required in connection with the Section 338(h)(10) Elections for each Section 338(h)(10) Subsidiary (the “Section 338(h)(10) Forms”) in accordance with the Subsequent Purchase Price Allocation. The Seller shall cooperate with the Buyer in the preparation and execution of the Section 338(h)(10) Forms. The Seller shall execute (or cause to be executed) and deliver to the Buyer such additional or substitute documents or forms as are reasonably requested by the Buyer to complete the Section 338(h)(10) Elections at least five days prior to the date such documents or forms are required to be filed. The Seller and the Buyer shall cooperate with each other to take or cause to be taken all commercially reasonable actions necessary and appropriate (including filing such additional forms, Tax Returns, elections, schedules and other documents as may be required) to timely effect the Section 338(h)(10) Elections.

Section 7.3 Transfer Taxes. The Seller shall pay any stamp, documentary, registration, sales, use, transfer, value added or other non-Income Tax imposed under applicable Law in connection with the Transactions or the other Transaction Documents (a “Transfer Tax”); provided, however, that the term “Transfer Tax” shall exclude any Schedule 7.6(b) Taxes, which shall be governed exclusively by Section 7.6(b) hereof and Section 7.6(b) of the Disclosure Schedule. The Party that is required by Law to pay any Transfer Taxes or file any Tax Returns relating to Transfer Taxes shall timely pay such Transfer Taxes or file such Tax Returns. If the Buyer (or any of its Affiliates (including, after the Closing, the Transferred Subsidiaries)) is required by applicable Law to pay any Transfer Taxes, then the Seller shall promptly reimburse the Buyer (or such Affiliate of the Buyer) for such Transfer Taxes no fewer than two Business Days prior to the date that such Transfer Taxes are due to the applicable Governmental Entity.

Section 7.4 Tax Adjustments. All real property Taxes, personal property Taxes and similar ad valorem Taxes imposed upon or assessed directly against the Purchased Assets (“Property Taxes”) for the taxable period in which the Closing occurs (the “Proration Period”) will be apportioned and prorated between the Seller, on the one hand, and the Buyer, on the other hand, as of the Closing Date with the Buyer bearing the expense of the Buyer’s proportionate share of such Property Taxes, which shall be equal to the product obtained by multiplying (a) a fraction, the numerator being the number of days in the Proration Period following the Closing Date and the denominator being the total number of days in the Proration Period, by (b) the amount of such Property Taxes, and the Seller shall bear the remaining portion of such Property Taxes. In the event that either the Seller or the Buyer shall, after the Closing Date, provide the other Party with evidence of having made a payment for which it is entitled to reimbursement under this Section 7.4, the other Party shall make such reimbursement promptly, but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Each Party shall timely and duly cause to be filed all Tax Returns and other documentation with respect to all Property Taxes subject to this Section 7.4 that are required by applicable Law to be filed by such Party, and shall pay to the relevant Governmental Entity all such Property Taxes required to be paid by such Party (subject to any reimbursement provided for herein). Within ten days after receipt of a refund of any Property Taxes that were subject to proration under this Section 7.4, the Party that receives any such refund shall remit to the other Party its share, if any, of such refund, with each Party’s share to be calculated on the same basis as provided above.

Section 7.5 Cooperation. After the Closing, each of the Seller and the Buyer shall (and shall cause their respective Affiliates to):

(a) assist the other Party in preparing any Tax Returns that relate to the Transferred Subsidiaries, the Purchased Assets or the Business that such other Party is responsible for preparing and filing;

(b) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns that relate to the Transferred Subsidiaries, the Purchased Assets or the Business;

(c) maintain and preserve until the expiration of the applicable statutes of limitations, and make available to the other and to any taxing authority as reasonably requested all information, records and documents relating to Taxes imposed with respect to the Transferred Subsidiaries, the Purchased Assets or the Business and make employees available to the other Party as reasonably requested during business hours to supplement or explain such information, records and documents;

(d) furnish the other Party with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request that relate to the Transferred Subsidiaries, the Purchased Assets or the Business with respect to any Tax for which such other Party may be liable; and

(e) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Transfer Taxes.

Except as provided in Section 7.6, in no event shall the Seller or the Buyer (or any of their respective Affiliates) be required to provide to the other Party any Tax Return for a consolidated, combined, unitary or other similar Tax group of which the Seller or the Buyer, respectively, is a member.

Section 7.6 Tax Returns; Tax Contests and Tax Covenants.

(a) The Seller shall timely prepare and file, or cause to be timely prepared and filed, all Tax Returns for a combined, consolidated, unitary or other similar Tax group of which the Seller or any of its Affiliates (other than the Transferred Subsidiaries) is the common parent (including any such Tax Returns that are due after the Closing Date) (a “Seller Combined Tax Return”), and shall pay all Taxes shown as due and owing on such Seller Combined Tax Returns. All such Seller Combined Tax Returns shall be prepared in accordance with applicable Law. The Seller shall (i) submit to the Buyer any Seller Combined Tax Return (together with schedules, statements and, to the extent reasonably requested by the Buyer, supporting documentation) with respect to any taxable period ending prior to, or including, the Closing Date (a “Pre-Closing Seller Combined Tax Return”) that is filed after the Closing Date at least 30 days prior to the due date (including any applicable extension) of such Pre-Closing Seller Combined Tax Return and (ii) incorporate all reasonable comments on such Pre-Closing Seller Combined Tax Return provided by the Buyer to the extent allowed under applicable Law (at a “more likely than not” or higher standard). After the Closing, each of the Transferred Subsidiaries shall, and the Buyer shall cause the Transferred Subsidiaries to, furnish Tax information as reasonably requested by the Seller for inclusion in the Seller Combined Tax Return for any taxable period that includes the Closing Date in accordance with the Transferred Subsidiaries’ past custom and practice. The Parties agree that, to the extent applicable, all items accruing on the Closing Date shall be allocated to the taxable period of the Transferred Subsidiaries ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulation Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)).

(b) Notwithstanding anything to the contrary contained in this Article VII, the provisions of Section 7.6(b) of the Disclosure Schedule shall govern with respect to any Schedule 7.6(b) Taxes.

(c) The Buyer shall prepare or cause to be prepared all Tax Returns not described in Section 7.6(a) or not required to be prepared, or caused to be prepared, by the Seller under Section 7.6(b) hereof and Section 7.6(b) of the Disclosure Schedule with respect to the Purchased Assets (including all Tax Returns of the Transferred Subsidiaries) that are due after the Closing Date. After the Closing, the Seller shall, and shall cause its Affiliates to, furnish Tax information as reasonably requested by the Buyer for any taxable period (or portion thereof) ending on or before the Closing Date in accordance with Section 7.5.

(d) After the Closing, the Seller shall give prompt written notice to the Buyer upon receipt of any notice of the commencement of any examination, audit, demand, claim, notice of commencement of a claim, proposed adjustment, assessment or other Action that would reasonably be expected to give rise to a Liability described in Section 2.3(e) (a “Tax Contest” and, such notice, the “Tax Contest Notice”).

(i)	The Buyer may elect to assume and control the defense of any Tax Contest by providing written notice to the Seller within 15 days after delivery by the Seller to the Buyer of the Tax Contest Notice. The Seller agrees to cooperate with the Buyer in pursuing any Tax Contest that the Buyer elects to assume and control (including taking any necessary actions to permit the Buyer to control any such Tax Contest). If the Buyer elects to assume and control the defense of a Tax Contest, the Buyer shall (A) bear its own costs and expenses in connection with such Tax Contest, (B) be entitled to engage its own counsel, (C) keep the Seller reasonably informed of all material developments and events relating to such Tax Contest and (D) if such Tax Contest is reasonably expected to give rise to a Liability described in Section 2.4(c), (1) consult with the Seller in connection with the defense or prosecution of any such Tax Contest, (2) provide such cooperation and information as the Seller shall reasonably request, (3) promptly forward copies to the Seller of any related correspondence (and shall provide the Seller with an opportunity to review and comment on any material correspondence related to the Tax Contest before the Buyer sends such correspondence to any Governmental Entity), (4) permit the Seller to participate in (but not control) the defense of such Tax Contest (including participating in any discussions with the applicable Governmental Entities regarding such Tax Contest) at the Seller’s sole expense and (5) not settle or compromise any such Tax Contest without first obtaining the prior written consent of the Seller (not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, unless and until the Buyer timely notifies the Seller in writing that the Buyer has decided to exercise control of a Tax Contest, such Tax Contest shall be controlled pursuant to Section 7.6(d)(ii).

(ii)	Notwithstanding anything to the contrary set forth in this Agreement, in connection with any Tax Contest that the Buyer does not elect to assume and control pursuant to Section 7.6(d)(i), the Seller shall (A) keep the Buyer reasonably informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to the Buyer of any related correspondence, and shall provide the Buyer with an opportunity to review and comment on any material correspondence related to the Tax Contest before the Seller sends such correspondence to any Governmental Entity), (B) consult with the Buyer in connection with the defense or prosecution of any such Tax Contest, (C) provide such cooperation and information as the Buyer reasonably requests, (D) permit the Buyer to participate in (but not control) the defense of such Tax Contest (including participating in any discussions with the applicable Governmental Entities regarding such Tax Contest) at the Buyer’s sole expense and (E) not settle or compromise any Tax Contest without first obtaining the prior written consent of the Buyer (not to be unreasonably withheld, conditioned or delayed).

(iii)	Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Contests shall be governed exclusively by this Section 7.6(d).

(e) Except as provided in Section 7.2, the Buyer shall not make nor cause or permit to be made any election under Section 338 of the Code or under any applicable similar provision of state, local or foreign Law with respect to the acquisition of any of the Transferred Subsidiaries pursuant to this Agreement. Notwithstanding anything to the contrary in this Agreement, except for the elections made pursuant to Section 7.2 or as provided under Section 7.6(c), the Buyer shall not, and shall not cause or permit any of its Affiliates, including any Transferred Subsidiary, to (i) amend, re-file or otherwise modify any Tax Return of any of the Transferred Subsidiaries for any taxable period ending on or before the Closing Date, (ii) make, change or revoke a Tax election relating in whole or in part to any of the Transferred Subsidiaries for any taxable period (or portion thereof) ending on or before the Closing Date, (iii) agree to the waiver or any extension of the statute of limitations with respect to a Tax Return of a Transferred Subsidiary for any taxable period (or portion thereof) ending on or before the Closing Date (other than an extension arising as a result of a Transferred Subsidiary obtaining an automatic extension of time to file a Tax Return), or (iv) initiate any Action or voluntary disclosure agreement or similar program for Taxes with any Governmental Entity with respect to a Tax Return of a Transferred Subsidiary for any taxable period (or portion thereof) ending on or before the Closing Date , in each case, that would reasonably be expected to result in an increase in the Liability of the Seller, or any combined, consolidated, unitary or other similar group of which the Seller is a member, for any Taxes (other than a Liability for Taxes described in Section 2.3(e)), without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, nothing in this Agreement shall limit the ability of the Buyer or its Affiliates to make an entity classification election under Treasury Regulations Section 301.7701-3 with respect to any Transferred Subsidiary effective any time on or after the day following the Closing Date.

(f) Notwithstanding anything to the contrary in this Agreement, except for the elections made pursuant to Section 7.1, the Seller shall not, and shall not cause or permit any of its Affiliates to, (i) amend, re-file or otherwise modify any Tax Return for any taxable period (or portion thereof) ending on or before the Closing Date, (ii) make, change or revoke a Tax election for any taxable period (or portion thereof) ending on or before the Closing Date, (iii) agree to the waiver or any extension of the statute of limitations with respect to a Tax Return for any taxable period (or portion thereof) ending on or before the Closing Date (other than an extension arising as a result of obtaining an automatic extension of time to file a Tax Return), (iv) initiate any Action or voluntary disclosure agreement or similar program for Taxes with any Governmental Entity with respect to a Tax Return for any taxable period (or portion thereof) ending on or before the Closing Date or (v) take or permit to be taken any action or transaction outside of the ordinary course of business on the Closing Date, but after the Closing, in each case, that would reasonably be expected to (A) give rise to a Liability described in Section 2.3(e) or (B) result in the reduction or disallowance of any Tax refund that the Buyer is entitled to receive pursuant to Section 7.7, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.7 Tax Refunds. Any Tax refund (including any credit received in lieu of a refund for pre-Closing Tax payments or prepayments or any interest paid or credited with respect thereto) in respect of Taxes described in Section 2.3(e) shall be the property of the Buyer, and if utilized or received by the Seller or any of its Affiliates, the amount of such credit received in lieu of a refund or such refund (less any reasonable, out-of-pocket costs or expenses incurred by the Seller or any of its Affiliates in connection with the pursuit or receipt of any such refund) shall be paid over promptly by the Seller to the Buyer.

Section 7.8 Tax Sharing Agreements. All Tax sharing or allocation agreements or arrangements between any Transferred Subsidiary, on the one hand, and any other Person (other than other Transferred Subsidiaries), on the other hand, shall be terminated as of the Closing Date such that, from and after the Closing Date, none of the Transferred Subsidiaries shall be obligated to make any payment pursuant to any such agreement for any past or future period.

Article VIII

Conditions to Closing

Section 8.1 Conditions to Each Party’s Obligation. The respective obligation of each Party to consummate the Transactions shall be subject to the satisfaction or waiver (by the Party entitled to the benefits of such conditions and to the extent permitted by Law) at or prior to the Closing of the following conditions:

(a) No Order issued by any Governmental Entity of competent jurisdiction or other Law enjoining, restraining or otherwise prohibiting or making illegal the consummation of the Transactions shall be in effect; and

(b) The Seller shall have obtained the Seller Stockholder Approval.

Section 8.2 Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the Transactions are further subject to the satisfaction or waiver (by the Buyer) at or prior to the Closing of the following conditions:

(a) (i) Each of the Seller Fundamental Representations shall be true and correct in all material respects as the date hereof and as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case, such representations and warranties shall be true and correct in all material respects as of such earlier date) and (ii) the other representations and warranties of the Seller in this Agreement shall be true and correct as of Closing as though made at the Closing, except (x) to the extent such representations and warranties expressly relate to an earlier date (in which case, such representations and warranties shall be true and correct as of such earlier date) and (y) where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained in such representations and warranties);

(b) The Seller shall have performed or complied with, in all material respects, all agreements or covenants required to be performed by it under this Agreement and the other Transaction Documents to which the Seller is a party at or prior to the Closing;

(c) The deliveries required under Section 3.2(b) and Section 3.2(c) shall have been made; and

(d) Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

Section 8.3 Conditions to Obligations of the Seller. The obligations of the Seller to effect the Transactions are further subject to the satisfaction or waiver (by the Seller) at or prior to the Closing of the following conditions:

(a) The representations and warranties of the Buyer in this Agreement that are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case, such representations and warranties that are qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, on and as of such earlier date);

(b) The Buyer shall have performed or complied with, in all material respects, all agreements or covenants required to be performed by it under this Agreement and the other Transaction Documents to which the Buyer is a party at or prior to the Closing; and

(c) The deliveries required under Section 3.2(e) shall have been made.

Article IX

Termination

Section 9.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual written consent of the Seller and the Buyer; or

(b) by either the Seller or the Buyer:

(i)	if the Seller Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon final vote taken at a duly held Seller Stockholder Meeting or any adjournment or postponement thereof;

(ii)	if the Closing has not yet occurred by June 30, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party whose breach of any representation or warranty or failure to fulfill any covenant or agreement under this Agreement has been the principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

(iii)	if there shall be adopted any Law enacted by any Governmental Entity having jurisdiction over any Party or the Parent that permanently makes the consummation of the Transactions illegal or otherwise permanently prohibited, or if any judgment, injunction, order or decree issued by any Governmental Entity having jurisdiction over any Party or the Parent permanently enjoining or prohibiting the Buyer, the Seller or the Parent from consummating the Transactions is entered, and such judgment, injunction, order or decree shall become final and non-appealable (any such Law, judgment, injunction, order or decree, a “Legal Restraint”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose breach of any representation and warranty or whose failure to fulfill any covenant or agreement under this Agreement has been the principal cause of, or resulted in, the imposition of such Legal Restraint or the failure of such Legal Restraint to be resisted, resolved or lifted; or

(c) by the Buyer:

(i)	prior to receipt of Seller Stockholder Approval, if there shall have been a Change in Recommendation, regardless of whether permitted by this Agreement; or

(ii)	if there shall have been a breach by the Seller of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would, individually or in the aggregate, result in a failure to satisfy a condition set forth in Section 8.2, and in such case such breach shall be incapable of being cured prior to the Outside Date, or if capable of being cured prior to the Outside Date, shall not have been cured by the earlier of (A) 30 days after the giving of written notice to the Seller of such breach and (B) three Business Days prior to the Outside Date (a “Seller Terminable Breach”), but only if the Buyer is not then in Buyer Terminable Breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(d) by the Seller:

(i)	at any time prior to receipt of the Seller Stockholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal, but only if:

(A)	the Seller has received a Superior Proposal after the date of this Agreement that did not result from a breach of Section 6.10;

(B)	the Seller has complied in all material respects with Section 6.10 with respect to such Superior Proposal;

(C)	concurrently with, and as a condition to, any such termination, the Seller pays or causes to be paid to the Buyer (or its designee) the Termination Fee pursuant to Section 9.3(d); and

(D)	the Seller Board (or any committee thereof) has authorized the Seller to enter into, and the Seller concurrently enters into, a definitive written agreement providing for such Superior Proposal (it being agreed that the Seller may enter into such definitive written agreement concurrently with any such termination); or

(ii)	if there shall have been a breach by the Buyer of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would, individually or in the aggregate, result in a failure to satisfy a condition set forth in Section 8.3, and in such case such breach shall be incapable of being cured prior to the Outside Date, or if capable of being cured prior to the Outside Date, shall not have been cured by the earlier of (A) 30 days after the giving of written notice to the Buyer of such breach and (B) three Business Days prior to the Outside Date (a “Buyer Terminable Breach”), but only if the Seller is not then in Seller Terminable Breach of any representation, warranty, covenant or agreement of the Seller contained in this Agreement.

The Party desiring to terminate this Agreement pursuant to subparagraph (b), (c) or (d) of this Section 9.1 shall give written notice of such termination to the other Party in accordance with Section 11.2, specifying in reasonable detail the provision hereof pursuant to which such termination is effected and the terminating Party’s understanding of the facts and circumstances forming the basis for such termination.

Section 9.2 Effect of Termination. If this Agreement is terminated in accordance with Section 9.1, this Agreement shall become void and of no effect with no Liability on the part of any Party hereto, except that (a) this Section 9.2 and Section 9.3, Article I and Article XI of this Agreement, and the Confidentiality Agreement, shall survive the termination of this Agreement and (b) no such termination shall relieve any Party of any Liability or damages (including the benefit of the bargain lost by the non-breaching Party) resulting from any Willful and Material Breach by that Party of this Agreement, in each case, prior to such termination.

Section 9.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement or as otherwise agreed to in writing by the Parties, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, regardless of whether the Transactions shall be consummated; provided, however, that notwithstanding the foregoing, if the Closing occurs, the Buyer shall pay, and be solely responsible for, all Assumed Seller Transaction Expenses in accordance with this Agreement.

(b) If this Agreement is terminated under circumstances that satisfy subparagraphs (i), (ii) and (iii) below, then the Seller shall pay the Buyer (or its designee) the Termination Fee within two Business Days of any event specified in subparagraph  (iii) below taking place, in cash by wire transfer of immediately available funds to an account designated by the Buyer:

(i)	either (A) the Seller or the Buyer terminates this Agreement pursuant to Section 9.1(b)(i), (B) the Buyer terminates this Agreement pursuant to Section 9.1(c)(ii) or (C) the Seller terminates this Agreement pursuant to Section 9.1(b)(ii) at a time when the Buyer could have terminated this Agreement pursuant to Section 9.1(c)(ii);

(ii)	after the date of this Agreement but on or before the date of any such termination, a Competing Proposal shall have been announced or disclosed (publicly or to the Seller or the Seller Board or a committee thereof) that was not withdrawn (with such withdrawal having been publicly disclosed if such Competing Proposal itself was publicly disclosed); and

(iii)	within 12 months after the date of such termination, the Seller enters into a definitive agreement with respect to such Competing Proposal (or publicly approves or recommends to the stockholders of the Seller or otherwise does not oppose, in the case of a tender or exchange offer, such Competing Proposal) or the Seller consummates such Competing Proposal.

For purposes of this Section 9.3(b), (A) except with respect to the immediately succeeding clause (B), any reference in the definition of Competing Proposal to “20% or more” shall be deemed to be a reference to “more than 50%,” and (B) in the event that the Seller or one or more of its Subsidiaries enters into a definitive agreement with respect to multiple Competing Proposals (or publicly approves or recommends to the stockholders of the Seller or otherwise does not oppose, in the case of a tender or exchange offer, multiple Competing Proposals) or the Seller consummates multiple Competing Proposals, for purposes of subparagraph (iii) above, such Competing Proposals shall, without duplication, be aggregated and deemed one Competing Proposal.

(c) If the Buyer terminates this Agreement pursuant to Section 9.1(c)(i), then the Seller shall pay the Buyer (or its designee) the Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by the Buyer no later than two Business Days after notice of termination of this Agreement.

(d) If the Seller terminates this Agreement pursuant to Section 9.1(d)(i), then the Seller shall pay the Buyer (or its designee) the Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Buyer contemporaneously with such termination of this Agreement.

(e) The Parties acknowledge (i) that the agreements contained in this Section 9.3 are an integral part of the Transactions, (ii) that the Termination Fee is not a penalty, but a reasonable amount that will compensate the Buyer in the circumstances in which such payment is payable for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Seller fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, the Buyer commences a Proceeding that results in a judgment against the Seller, the Seller shall pay the Buyer its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(f) Subject in all cases to Section 9.2 and payment by the Seller of any costs, expenses and interest pursuant to Section 9.3(e), in circumstances where the Termination Fee is paid in accordance with this Section 9.3, the Buyer’s receipt of the Termination Fee from or on behalf of the Seller shall be the Buyer’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable laws or otherwise) against the Seller and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for all losses and damages suffered as a result of the failure of the Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further Liability relating to or arising out of this Agreement or the Transactions.

Article X

Indemnification

Section 10.1  Survival. None of the representations and warranties contained in this Agreement or in any other Transaction Document shall survive the Closing. Except for any covenant or agreement of any Party contained in this Agreement that by its terms contemplates performance after the Closing, which shall survive until such covenant or agreement is performed in accordance with its terms, none of the covenants or agreements of any Party contained in this Agreement shall survive the Closing.

Section 10.2  Indemnification.

(a) Following the Closing, the Buyer shall indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, employees, agents, representatives, successors and assigns (the “Seller Indemnified Parties”) for any and all Losses to the extent attributable to (i) any breach in any material respect by the Buyer of any post-Closing covenant or agreement of the Buyer in this Agreement, or any (iii) Assumed Liability (collectively, the claims made under this section, “Seller Indemnification Claims”).

(b) Following the Closing, the Seller shall indemnify, defend and hold harmless the Buyer and its Affiliates and their respective officers, directors, employees, agents, representatives, successors and assigns (the “Buyer Indemnified Parties” and together with the Seller Indemnified Parties, the “Indemnified Parties”) for any and all Losses to the extent attributable to (i) any breach in any material respect by the Seller of any post-Closing covenant or agreement of the Seller in this Agreement, or any (ii) Excluded Liability (collectively, the claims made under this section, “Buyer Indemnification Claims” and, together with the Seller Indemnification Claims, the “Indemnification Claims”).

Section 10.3  Claims Procedures. Except with respect to Third Party Claims covered by Section 10.4, if an Indemnified Party wishes to make an Indemnification Claim for Losses pursuant to this Article X, such Indemnified Party shall give written notice to the Buyer or the Seller, as applicable (the “Indemnitor”), promptly, and in any event no later than 30 days after it acquires Knowledge of the fact, event or circumstances giving rise to the claim for the Losses, but the failure of any Indemnified Party to give notice as provided in this Section 10.3 shall not relieve the Indemnitor of its obligations under this Article X, except to the extent that the Indemnitor is materially prejudiced by such failure to give notice. Such written notice shall specify in reasonable detail the factual basis of such claim, state the amount of Losses (or if not known, a good faith estimate of the amount of Losses) and the method of computation thereof and contain a reference to the provision of this Agreement in respect of which such claim arises. Promptly after written notice of a claim has been provided as set forth above (and in no event later than 30 days after the Indemnified Party acquires knowledge of the fact, event or circumstances giving rise to a claim for Losses), the Indemnified Party shall supply the Buyer with such information and documents as it has in its possession regarding such claim, together with all pertinent information in its possession regarding the amount of the Losses that it asserts it has sustained or incurred, and will permit the Indemnitor to inspect such other records and books in the possession of the Indemnified Party, and will allow reasonable access, to relevant personnel, auditors and other Representatives (subject to customary exceptions for legal privilege), in each case relating to the claim and asserted Losses as the Indemnitor shall reasonably request. The Indemnitor shall have a period of 30 days after receipt by the Indemnitor of such notice and such evidence to either (i) agree to the payment of the Losses to the Indemnified Party or (ii) contest the payment of the Losses. If the Indemnitor does not agree to or contests the payment of the Losses within such 30-day period, then the Indemnitor shall be deemed not to have accepted the Losses and the Parties shall negotiate in good faith to seek a resolution of such dispute. If the Indemnitor agrees to the payment of the Losses within such 30-day period in accordance with the second preceding sentence, then it shall, within ten Business Days after such agreement, pay to the Indemnified Party the amount of the Losses that is payable pursuant to, and subject to the limitations set forth in, this Article X.

Section 10.4  Third Party Claims.

(a) If any claim or action at law or suit in equity is instituted by a third party against an Indemnified Party (each, a “Third Party Claim”) with respect to which an Indemnified Party intends to claim indemnification for any Losses under Section 10.2, then such Indemnified Party shall give written notice to the Indemnitor, promptly, and in any event no later than 30 days after it has knowledge of a written assertion of liability from the Third Party, and shall not make any admissions or acceptances, but the failure of any Indemnified Party to give notice as provided in this Section 10.4 shall not relieve the Indemnitor of its obligations under Section 10.2, except to the extent that the Indemnitor is materially prejudiced by such failure to give notice; provided, however, that, for the avoidance of doubt, a written notice of all Assumed Third Party Claims shall be deemed to have been given pursuant to this Section 10.4(a) on the Closing Date. Such written notice shall specify in reasonable detail the factual basis of such claim, state the amount of Losses (or if not known, a good faith estimate of the amount of Losses) and the method of computation thereof, and contain a reference to the provision of this Agreement in respect of which such claim arises. The Indemnified Party shall supply the Indemnitor and at the Indemnitor’s election, its Representatives, agents or assigns, with such information and documents as it has in its possession regarding such claim, and will allow reasonable access to relevant personnel, auditors and other Representatives of the Indemnified Party (subject to customary exceptions for legal privilege) together with all pertinent information in its possession regarding the amount of the Loss that it asserts it has sustained or incurred, and will permit the Indemnitor (as well as the Indemnitor’s Representatives, agents, or assigns) to inspect such other records and books in the possession of the Indemnified Party and relating to the Third Party Claim and asserted Loss as the Indemnitor shall reasonably request, and the Indemnified Party shall cooperate with the Indemnitor with respect to matters relating to any Third Party Claims.

(b) The Indemnitor shall have the right to conduct and control, at its own expense, through counsel of its choosing, the defense of a Third Party Claim so long as the Indemnitor notifies the Indemnified Party that it has agreed to indemnify the Indemnified Party (subject to the limitations on indemnification set forth herein) for any and all Losses arising out of or resulting from the Third Party Claim of which it is assuming the right to conduct and control the defense within 15 Business Days of its receipt of the initial notice of the Third Party Claim, and shall do so in good faith; provided, however, that the Indemnified Party may participate at its own expense, with counsel of its choosing, in the defense of such third-party action or suit although such action or suit shall be controlled by the Indemnitor; and provided further if the Indemnified Party requests, and the Indemnitor fails to provide to the Indemnified Party, evidence reasonably acceptable to the Indemnified Party that the Indemnitor has sufficient resources to defend such third-party action or suit and fulfill its indemnity obligations hereunder, the Indemnitor shall no longer be entitled to conduct and control the defense of said third-party action or suit. The party defending such action or suit shall in any event defend any such matters vigorously and in good faith.

(c) The Indemnified Party and the Indemnitor shall in each case cooperate with each other to the fullest extent possible in regard to all matters relating to the Third Party Claim, including corrective actions required by applicable Law, assertion of defenses, the determination, mitigation, negotiation and settlement of all amounts, costs, actions, penalties, damages and the like related thereto, access to the books and records of the Indemnified Party and its Subsidiaries and, if necessary, providing the party controlling the defense of the Third Party Claim and its counsel with any powers of attorney or other documents required to permit the party controlling the defense of the Third Party Claim and its counsel to act on behalf of the other party.

(d) Neither the Indemnified Party nor the Indemnitor shall settle any Third Party Claim without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that if such settlement involves only the payment of money and the release of the Third Party Claim and the Indemnified Party is completely indemnified therefor and nonetheless refuses to consent to such settlement, then the Indemnitor shall cease to be obligated for such Third Party Claim. Any compromise or settlement of the Third Party Claim under this Section 10.4 shall include as an unconditional and irrevocable term thereof the giving by the claimant in question to the Indemnitor and the Indemnified Party a full and final release of all liabilities in respect of such claims.

Section 10.5  Tax Treatment of Indemnity Payment. For all Tax purposes, the Buyer and the Seller agree to treat any indemnity payment made by an Indemnitor pursuant to this Article X as an adjustment to the Purchase Price, unless otherwise required by Law.

Section 10.6  Determination of Losses.

(a) In calculating the amounts payable to an Indemnified Party, the amount of any indemnified Losses shall be computed net of (i) payments already recovered by the Indemnified Party under any insurance policy, with respect to such Losses or pursuant to any contribution rights; and (ii) any prior recovery by the Indemnified Party from any Person with respect to such Losses (including pursuant to any indemnification agreement or arrangement with any Third Party).

(b) In respect of any Loss for which indemnification may be sought pursuant to this Article X, the Indemnified Party shall (i) take reasonable steps to mitigate any Losses upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto to the extent that such Losses can be mitigated; and (ii) use reasonable efforts to pursue all legal rights and remedies available (including insurance recoveries and third-party indemnification) in order to minimize the Losses to which it may be entitled to indemnification under this Agreement. Notwithstanding anything to the contrary contained herein, the Indemnitor shall not be required to make any payment to an Indemnified Party in respect of such Loss to the extent the Indemnified Party has failed to comply with its obligations under this Section 10.6(b).

Section 10.7  Payments. Once a Loss is agreed to by the Indemnitor or finally adjudicated to be payable pursuant to this Article X, the Indemnitor shall satisfy its obligations within 15 Business Days of such agreement or final, non-appealable adjudication by wire transfer of immediately available funds. The Indemnitor agrees that should the Indemnitor not make full payment of any such obligations within such 15 Business Day period, the amount payable shall accrue interest from and including the date of agreement of the Indemnitor or a final, non-appealable adjudication to but not including the date such payment has been made at a monthly compounded rate equal to the prime rate published by The Wall Street Journal on such date of agreement or final, non-appealable adjudication plus 2% per annum.

Article XI

General Provisions

Section 11.1  Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by the Seller and the Buyer (provided, however, that, after receipt of the Seller Stockholder Approval, no amendment may be made that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Seller’s stockholders without obtaining such further approval) and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.2  Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received, provided that each notice party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier providing proof of delivery, in each case as addressed as follows:

if to the Buyer or the Parent:

Qoo10 Pte. Ltd.

150 Beach Road

Gateway West, #18-01

Singapore 189720

Attention:	Mark Lee
E-mail:	marklee@qoo10.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

2601 Olive St., 17th Floor

Dallas, TX 75201

Attention:	Alain A. Dermarkar

Robert J. Cardone

E-mail:	alain.dermarkar@shearman.com

robert.cardone@shearman.com

if to the Seller, to:

ContextLogic Inc.

One Sansome Street 33rd Floor

San Francisco, CA 94104

Attention:	Joanna Rosen Forster
E-mail:	jforster@contextlogic.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP

555 California St.

San Francisco, CA 94104

Attention:	Sharon R. Flanagan

Sally Wagner Partin

E-mail:	sflanagan@sidley.com

swagnerpartin@sidley.com

Section 11.3  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions and the other Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a materially acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.4  Entire Agreement; Third-Party Beneficiaries. This Agreement (including all Schedules and Exhibits attached hereto) together with the Confidentiality Agreement and the other Transaction Documents (including the Disclosure Schedules) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions. Except as otherwise set forth in Article X and Section 11.8, this Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 11.5  Assignment. The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties, except that the Buyer may transfer or assign its rights, but not its obligations, under this Agreement, in whole or in part, (a) to any Affiliate of the Buyer and (b) to any lender to the Buyer or its Affiliates as security for obligations to such lender in respect of the financing arrangements entered into in connection with the Transactions.

Section 11.6  Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, could occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties may be entitled to an injunction or injunctions, specific performance or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts described in Section 11.7, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific performance is an integral part of the Transactions and without that right, neither the Seller nor the Buyer would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of any injunction, specific performance or other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.6 shall not be required to provide any bond or other security in connection with any such order or injunction. Without limiting the generality of the foregoing, the Seller shall be entitled to seek specific performance to cause the Buyer to consummate the Transactions and the Closing and to make the payments contemplated by this Agreement.

Section 11.7  Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE IN CONNECTION WITH ANY DISPUTE THAT ARISES OUT OF OR RELATES TO THIS AGREEMENT OR THE TRANSACTIONS, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS THAT IT IS NOT SUBJECT PERSONALLY TO JURISDICTION IN THE ABOVE NAMED COURTS OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THE ACTION, SUIT OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT FORUM, AND EACH PARTY IRREVOCABLY AGREES THAT SUCH PARTY WILL NOT BRING ANY SUCH ACTION IN ANY COURT OTHER THAN THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR IF THE COURT OF CHANCERY DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE AND APPELLATE COURTS HAVING JURISDICTION OVER THE FOREGOING AND ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN Section 11.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (iii) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 11.7(c).

Section 11.8  Affiliate Liability. No past, present or future director, officer, employee, stockholder, Affiliate or other Representative of the Seller shall have any personal liability or personal obligation to the Buyer of any nature whatsoever in connection with or under this Agreement, and the Buyer hereby waives and releases all claims of any such liability and obligation.

Section 11.9  General Interpretation.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships, and vice versa.

(c) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section, Exhibit or Schedule, as applicable, of this Agreement unless otherwise indicated.

(d) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) All references to “$” or dollar amounts will be to the lawful currency of the United States.

(f) The words “the date hereof,” “the date of this Agreement” and words of similar import mean the day and year first set forth above in the preamble to this Agreement.

(g) Unless the context otherwise requires, the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(h) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”

(i)    References to “days” shall mean “calendar days” unless expressly stated otherwise.

(j)    References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(k) Any reference in this Agreement to a date or time shall be deemed to be such date or time in San Francisco, California, unless otherwise specified.

(l)    Except with respect to any disclosure in the Disclosure Schedules, any Contract referred to herein means such Contract as from time to time amended, modified or supplemented, including by waiver or consent.

(m)   All references to any federal, state, local or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(n) Except as otherwise specifically provided in this Agreement, any statute, rule or regulation defined or referred to herein means such statute as from time to time amended, supplemented or modified, including by succession of comparable successor statutes, rules or regulations, as applicable.

(o) Each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP.

(p) References to a Person are also to its permitted successors and assigns.

(q) The words “provided to,” “delivered” or “made available” and words of similar import refer to documents that were delivered in person or electronically or posted to the data site maintained by the disclosing Party or its Representatives in connection with the Transactions to the other Party or its Representatives prior to the execution hereof (but only if, in the case of delivery via such data site, the other Party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof) and, for the avoidance of doubt, includes any documents filed or furnished by the disclosing Party or its Subsidiaries with the SEC and publicly available on EDGAR as an exhibit after January 1, 2022 and prior to the execution of this Agreement.

Section 11.10 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 11.11 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Electronic signatures (including those received as a .pdf attachment to electronic mail) shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when each Party hereto shall have received counterparts hereof signed by all of the other Parties hereto.

Section 11.12 Buyer Guaranty. The Parent hereby agrees that it, as primary obligor and not as surety, absolutely, unconditionally and irrevocably guarantees the full and prompt payment and performance of all obligations of the Buyer under this Agreement and all other Transaction Documents (including payment of the Purchase Price pursuant to Section 3.2(a), all Assumed Seller Transaction Expenses in accordance with this Agreement and the indemnification obligations of the Buyer pursuant to Article X). The Parent hereby agrees that its obligations under this Section 11.12 are unconditional, irrespective of the validity or enforceability of this Agreement or any Transaction Document, the absence of any action to enforce the same or any other circumstance that might otherwise constitute a legal or equitable discharge or defense of any obligor thereunder. The Parent hereby waives diligence, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Buyer, any right to require a proceeding first against (or any exhaustion of properties of) the Buyer, protest, notice and all demands whatsoever and agrees that it shall not be discharged from its obligations under this Section 11.12 except by complete payment and performance of the Buyer’s obligations contained in this Agreement and the other Transaction Documents or payment of the indemnification obligations of the Buyer set forth in Article X. For the avoidance of doubt, the Parent’s liability under this Section 11.12 shall be limited to the same extent that the Buyer’s liability or indemnification obligations set forth in Article X are limited by the express terms of this Agreement.

[Signature Pages Follow; Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

QOO10 INC.

By:	/s/ Mark Lee
Mark Lee
President and Treasurer

Signature Page to Asset Purchase Agreement

QOO10 PTE. LTD.

By:	/s/ Mark Lee
Mark Lee
President and Treasurer

Signature Page to Asset Purchase Agreement

CONTEXTLOGIC INC.

By:	/s/ Jun Yan
Jun (Joe) Yan
Chief Executive Officer

Signature Page to Asset Purchase Agreement

Exhibit A

Certain Definitions

“Accounting Expert” means a nationally recognized top-ten independent public accounting firm that has not previously been engaged by either of the Parties in the 24 months preceding the Closing Date and that is agreed upon by the Buyer and the Seller in writing.

“Action” means any litigation, action, suit, demand, claim, proceeding, arbitration, investigation of a Governmental Entity, alternative dispute resolution action or any other judicial or administrative proceeding, in law or equity.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.10(d)(iv).

“Alternative Structure Election” has the meaning set forth in Section 7.1.

“Anti-Bribery Laws” has the meaning set forth in Section 4.23(a).

“Assignment and Assumption Agreements” has the meaning set forth in Section 3.2(c)(ii).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Assumed Seller Transaction Expenses” has the meaning set forth in Section 2.3(g).

“Assumed Third Party Claims” has the meaning set forth in Section 2.3(f).

“Available Insurance Policies” has the meaning set forth in Section 6.14(b).

“Available Claims” has the meaning set forth in Section 6.14(b).

“Benefit Plan” has the meaning set forth in Section 4.12(a).

“Bills of Sale and Assignment” has the meaning set forth in Section 3.2(c)(i).

“Board Recommendation” has the meaning set forth in Section 4.2.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in the State of California or Singapore are authorized or obligated by Law or Order to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnification Claims” has the meaning set forth in Section 10.2(b).

“Buyer Indemnified Parties” has the meaning set forth in Section 10.2(b).

“Buyer Licensees” has the meaning set forth in Section 6.12.

“Buyer Terminable Breach” has the meaning set forth in Section 9.1(d)(ii).

“Cash Equivalents” means cash including checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, security deposits or cash held in escrow, and any evidence of Indebtedness issued or guaranteed by any Governmental Entity.

“Cash Adjustment” has the meaning set forth in Section 2.5(c).

“Cash Adjustment Statement” has the meaning set forth in Section 2.5(b).

“Cash Threshold” has the meaning set forth in Section 2.5(c).

“Change in Recommendation” has the meaning set forth in Section 6.10(d)(vii).

“Check-the-Box Election” has the meaning set forth in Section 7.1.

“Check-the-Box Forms” has the meaning set forth in Section 7.1.

“Closing” has the meaning set forth in Section 3.1.

“Closing Cash” has the meaning set forth in Section 2.5(c).

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statements” has the meaning set forth in Section 2.5(b).

“Code” means the Internal Revenue Code of 1986.

“Competing Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any direct or indirect, in a single transaction or series of related transactions, (a) acquisition or purchase of any business or assets of the Seller or any of its Subsidiaries (including any reinsurance or retrocession transaction, or transaction that has similar risk transfer effects, and any asset management transaction), that, individually or in the aggregate, constitutes 20% or more of the net revenues, reserves, net income or assets of the Seller and its Subsidiaries, taken as a whole, (b) acquisition or purchase of 20% or more of any class of equity securities of the Seller or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Seller and its Subsidiaries, taken as a whole, (c) tender offer or exchange offer by any Person that, if consummated, would result in such Person beneficially owning 20% or more of any class of equity securities of the Seller or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Seller and its Subsidiaries, taken as a whole, or (d) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, rehabilitation, dissolution or similar transaction involving the Seller or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Seller and its Subsidiaries, taken as a whole, in each case, other than the Transactions.

“Confidentiality Agreement” means that certain confidentiality agreement between the Parent and the Seller dated as of October 24, 2023.

“Contract” means any written or oral contract, lease, license, legally binding commitment, indenture, note, bond, sales or purchase order or other agreement, instrument, obligation or understanding of any kind.

“control” (including the terms “controlled by” and “under common control with” and other correlative terms thereof) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“Credit Agreement” means that certain Revolving Credit Agreement dated as of November 20, 2020 by and among the Seller, as the borrower, the lenders and issuer banks party thereto, and JPMorgan Chase Bank, N.A., as administrative agent.

“Credit Support Obligations” has the meaning set forth in Section 6.15.

“Declining Employee” means any U.S. Employee who receives, and declines, an offer of employment from the Buyer that satisfies the requirements of Section 6.8; provided, however, that none of the individuals identified on Section 2.3(c) of the Disclosure Schedule shall be a Declining Employee.

“Designated Parties” has the meaning set forth in Section 4.23(c).

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Schedule” has the meaning set forth in Article IV.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, including the regulations promulgated thereunder, codified at 31 C.F.R. Part 800 et seq.

“Effect” has the meaning set forth in the definition of Material Adverse Effect.

“e-mail” has the meaning set forth in Section 11.2.

“Employees” means all employees of the Seller and the Transferred Subsidiaries, and any employees hired by the Seller or any Transferred Subsidiary after the date of, and pursuant to the terms of, this Agreement; provided, however, that “Employees” shall not include the Excluded Employees.

“Environmental Claim” means any written complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, or other legal proceeding, letter, or other written communication from any Governmental Entity or Third Party alleging violations of Environmental Laws or Releases of Hazardous Substances in violation of Environmental Laws from or onto any facilities that received Hazardous Substances generated by the Seller or any of its Subsidiaries.

“Environmental Laws” means all applicable Laws relating to the protection of the environment or natural resources, including such Laws relating to the use, handling, treatment, storage, disposal, transport or Release of any Hazardous Substance.

“ERISA” means Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (regardless of whether incorporated) that would be treated together with the Seller or any of its Subsidiaries as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Benefit Plans” has the meaning set forth in Section 2.2(e).

“Excluded Marks” has the meaning set forth in Section 2.2(f).

“Excluded Cash” has the meaning set forth in Section 2.2(b).

“Excluded Cash Accounts” has the meaning set forth in Section 2.2(b).

“Excluded Cash Statement” has the meaning set forth in Section 2.5(b).

“Excluded Employees” has the meaning set forth in Section 2.4(b).

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Excluded Third Party Claims” has the meaning set forth in Section 2.4(d).

“Export Control Laws” has the meaning set forth in Section 4.21(c).

“FCPA” means the Foreign Corrupt Practices Act of 1977 or any other similar Law that makes unlawful payments to Governmental Entities or international non-governmental agencies and their employees in exchange for favorable treatment or benefits not otherwise available but for such payments.

“Fraud” means actual and intentional fraud involving a knowing and intentional misrepresentation or omission of a material fact with respect to the applicable representations and warranties set forth in this Agreement or in any ancillary agreement or any certificate required to be delivered pursuant to this Agreement, made with the specific intent to deceive and mislead (as opposed to any fraud claim based on equitable fraud, promissory fraud, unfair dealings fraud, constructive fraud, any torts (including a claim for fraud) based on negligence (including gross negligence) or recklessness, grossly negligent or negligent misrepresentation, or omission or knowledge of the fact that the Person making such representation or warranty does not have sufficient information to make the statement contained in the representation and warranty set forth herein but which statement is nevertheless made as a matter of contractual risk allocation between the Parties).

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Generative AI Tools” means generative artificial intelligence technology capable of automatically producing various type of content (such as source code, text, images, audio and synthetic data) based on user-supplied prompts.

“Governmental Entity” means any United States or non-United States court, tribunal, judicial or arbitral body, legislative, tax, governmental, regulatory, self-regulatory or administrative agency, commission, or other instrumentality, whether federal, national, provincial, state, local, foreign or multinational.

“Hazardous Substance” means any substance, material or waste that is defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic substance,” “pollutant” or “contaminant” under any Environmental Law, including any petroleum or refined petroleum products, radioactive materials, asbestos or polychlorinated biphenyls.

“Income Tax” means U.S. federal, state, local or foreign Taxes based upon or measured by net income or capital gain (but not any gross income Taxes and not any withholding Taxes or payroll, employment or employee Taxes).

“Indebtedness” means any of the following Liabilities: (a) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest payable in connection therewith); (b) Liabilities evidenced by bonds, debentures, notes or other similar debt instruments or debt securities (but excluding performance bonds, surety bonds and similar instruments); (c) Liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case only to the extent drawn); (d) Liabilities pursuant to capitalized leases, in each case, having obligations outstanding in excess of $150,000; (e) Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (f) deferred purchase price Liabilities related to past acquisitions of businesses; and (g) any indebtedness described in the foregoing clauses of others (other than any Transferred Subsidiary) guaranteed by the Seller or any of its Subsidiaries or secured by any Lien or security interest on the assets of the Seller or any of its Subsidiaries.

“Indemnification Claims” has the meaning set forth in Section 10.2(b).

“Indemnified Parties” has the meaning set forth in Section 10.2(b).

“Indemnitor” has the meaning set forth in Section 10.3.

“Individual Independent Contractor” means an individual natural Person, other than a Producer, providing services to the Seller or any Subsidiary thereof as an independent contractor.

“Initial Purchase Price Allocation” has the meaning set forth in Section 2.6(a).

“Insurance Policies” has the meaning set forth in Section 4.17.

“Intellectual Property” means all intellectual property rights, including rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (a) trademarks, service marks, trade dress, domain names and trade names (each of the foregoing, whether registered or unregistered), including all goodwill associated therewith, and all applications to register the foregoing (collectively, “Marks”); (b) patents and patent applications, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof (“Patents”); (c) works of authorship (including Software), moral rights, design rights and copyrights (whether registered or unregistered), including all applications for registration (“Copyrights”); and (d) information, trade secrets, ideas, inventions (whether or not patentable), research and development, know-how, business and marketing plans and proposals, formulae, compositions, assembly processes and techniques, manufacturing processes and techniques, production processes and techniques, technical data, designs, drawings, specifications, customer and supplier information, in each case, to the extent any of the foregoing constitutes a trade secret under applicable Law (“Trade Secrets”).

“Intervening Event” means a material Effect that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Seller Board or the Seller’s senior executives as of the date of this Agreement (or, if known or reasonably foreseeable, only the portion of such Effect of which the magnitude or material consequences were not known or reasonably foreseeable by the Seller Board or the Seller’s senior executives as of the date of this Agreement), which becomes known to the Seller Board prior to obtaining the Seller Stockholder Approval. Notwithstanding the foregoing, in no event shall any of the following constitute an Intervening Event: (a) the mere fact, in and of itself, that the Seller or any of its Subsidiaries meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement or any change in the price or trading volume of the Seller Common Stock or any other securities of the Seller or any of its Subsidiaries (provided, however, that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event), (b) any Effect that results from the announcement, pendency and consummation of this Agreement or the Transactions or any actions required to be taken or to be refrained from being taken pursuant to this Agreement, (c) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or of consequence thereof, (d) change in the trading price or trading volume of the Seller Common Stock, in and of itself, and (e) any change, in and of itself, in the Seller’s level of cash and Cash Equivalents or reduction in the rate of decrease of such amounts, in and of itself.

“IP Assignment Agreement” has the meaning set forth in Section 3.2(c)(vi).

“IRS” has the meaning set forth in Section 2.6.

“Knowledge of the Seller” means the actual knowledge of those persons listed in Schedule B.

“Law” means any international, multinational, national, federal, state, country, municipal, provincial, foreign or local law, rule, regulation, ordinance, code, judgment, injunction, order, treaty, convention, governmental directive or other legally enforceable requirement of any Governmental Entity, including common law.

“Lease” has the meaning set forth in Section 4.8(b).

“Legacy Benefit Plans” has the meaning set forth in Section 6.8(e).

“Legal Restraint” has the meaning set forth in Section 9.1(b)(iii).

“Leased Real Property” has the meaning set forth in Section 2.1(c).

“Liabilities” means any and all debts, liabilities and obligations of any nature whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Lien” means any liens, mortgages, encumbrances, pledges, security interests, licenses or other charges of any kind on or with respect to any property (real or personal) or property interest.

“Loss” or “Losses” means any and all losses, damages, liabilities, obligations, reasonable costs and expenses (including reasonable attorney’s fees), interest, awards, judgments, fees and penalties or other damages actually sustained, suffered or incurred by the Party seeking indemnification pursuant to this Agreement; provided, however, that Losses shall not include punitive or special damages (unless any such punitive or special damages are actually awarded or paid to a third party) or any unforeseeable incidental, indirect, or consequential damages of any kind or nature, regardless of the form of action through which damages are sought.

“Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence (each, an “Effect”) that, individually or in the aggregate with all other Effects, (a) would or would reasonably be expected to prevent, materially impair or materially delay the Seller’s ability to consummate the Transactions on or before the Outside Date or the performance by the Seller of any of its material obligations under this Agreement or (b) has had, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, operations, assets (including the Purchased Assets) and liabilities (including the Assumed Liabilities) (considered together) or results of operations of the Business, taken as a whole; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Material Adverse Effect for purposes of clause (b) above: (i) any changes in general U.S. or global economic conditions or securities, credit, financial or other capital markets conditions; (ii) any changes, events or conditions generally affecting the industries in which the Seller and its Subsidiaries operate (including changes to interest rates, general market prices and regulatory changes affecting such industries); (iii) pandemics (including COVID-19 and any variants/mutations thereof), epidemics, acts of war (regardless of whether declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism, widespread cyber-attack or man-made disaster, or any natural disaster or other act of nature and any escalation or general worsening of any of the foregoing; (iv) any changes arising out of or attributable to the negotiation, execution or announcement of this Agreement or the pendency or consummation of the Transactions (including the effect thereof on the relationships (contractual or otherwise) of the Seller and its Subsidiaries and their respective Affiliates with policyholders, clients, customers, employees, suppliers, vendors, service providers or Governmental Entities), except that this clause (iv) shall not apply with respect to representations and warranties (in whole or in relevant part) made by the Seller in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the negotiation, execution, announcement, pendency or consummation of this Agreement or the or the Transactions), (v) changes in applicable Law or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, (vi) any change in the market price, or change in trading volume, of the Seller Common Stock, (vii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, or budgets or internal or published financial or operating predictions of revenue, earnings, premiums written, cash flow, cash position or other financial performance or results (it being understood that the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided hereof) is or may be taken into account in determining the existence of, a Material Adverse Effect), (viii) the entering into and performance of this Agreement and the Transactions, including compliance with the covenants set forth herein (but in the event of a failure by the Seller or its Subsidiaries to take any action, only if the Buyer has refused to provide a waiver to the applicable prohibition in this Agreement within five Business Days after the request therefor), the identity of or facts related to the Buyer or its Affiliates or any action taken or omitted to be taken by the Seller at the prior written request of the Buyer or (ix) the Effects of any breach of this Agreement by the Buyer; provided, however, that, in the case of clauses (i), (ii), (iii) and (v), solely to the extent the impact on the Business, taken as a whole, is disproportionately adverse compared to the impact on other companies operating in the industries in which the Business operates in the countries and regions in the world impacted by the Effect in question, the incrementally disproportionate impact or impacts may be taken into account in determining whether there has been, or would be reasonably be expected to be, a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 4.6(a).

“New Benefit Plans” has the meaning set forth in Section 6.8(e).

“No-Offer Employees” has the meaning set forth in Section 6.8(b).

“Non-Transferred Subsidiary Amount” has the meaning set forth in Section 2.6(a).

“Non-U.S. Benefit Plan” has the meaning set forth in Section 4.12(b).

“Order” means any order, writ, judgment, injunction, decree, determination, ruling, license, award or other requirement of any Governmental Entity.

“Organizational Documents” means (a) with respect to a corporation, the charter, memorandum of association, or articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Outside Date” has the meaning set forth in Section 9.1(b)(ii).

“Owned Intellectual Property” means the Transferred Intellectual Property and any Intellectual Property owned or purported to be owned by any Transferred Subsidiary (excluding the Excluded Marks), in each case, including the Registered Intellectual Property.

“Parent” has the meaning set forth in the Preamble.

“Parties” means each of the parties to this Agreement and “Party” means either of the parties to this Agreement; provided, however, that the Parent shall be deemed a “Party” solely for purposes of Section 6.5, Section 6.7, Section 11.2, Section 11.5, Section 11.6, Section 11.7 and Section 11.12.

“Permits” has the meaning set forth in Section 4.21(b).

“Permitted Liens” means:

(a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP;

(b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, and similar Liens granted or that arise in the ordinary course of business with respect to liabilities that are not yet due or delinquent and, if required under GAAP, for which appropriate reserves have been created, or the amount or validity of which is being contested in good faith;

(c) Liens securing payment, or any obligation, of the Seller or any Subsidiary thereof with respect to outstanding Indebtedness so long as there is no default under such Indebtedness and provided that such Liens are released at the Closing in accordance with the terms of this Agreement;

(f) pledges or deposits by the Seller or any Subsidiary thereof under workmen’s compensation Laws, unemployment insurance Laws, or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the repayment of borrowed money), or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business;

(g) zoning, building codes, entitlement, and other land use and environmental regulations by any Governmental Entity that do not materially interfere with the Business as currently conducted;

(h) nonexclusive licenses or sublicences of Intellectual Property granted to third parties in the ordinary course of business by the Seller or any Subsidiary thereof;

(j) easements, rights of way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business and that, individually or in the aggregate, have not materially impaired, and would not be reasonably likely to materially impair, the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location;

(k) transfer restrictions imposed by Laws;

(l) such other Liens or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property or asset affected by such Lien or imperfection; and

(m) any other Liens set forth in Schedule 1.1-1.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means all data and information concerning an identifiable or reasonably identifiable natural person or household, personally identifiable information, personal information or similar defined term under applicable Laws and any information that is governed, regulated or protected by one or more Laws concerning information relation to an identified or identifiable individual natural person or household.

“Pre-Closing Seller Combined Tax Return” has the meaning set forth in Section 7.6(a).

“Privacy Policies” has the meaning set forth in Section 4.14(a).

“Privacy Requirements” has the meaning set forth in Section 4.14(a).

“Property Taxes” has the meaning set forth in Section 7.4.

“Proration Period” has the meaning set forth in Section 7.4.

“Proxy Statement” means the proxy statement filed by the Seller with the SEC to be sent to the Seller’s stockholders in connection with the Seller Stockholder Meeting, including any amendments and supplements thereto.

“Purchase Price” has the meaning set forth in Section 2.5(a).

“Purchase Price Allocation” has the meaning set forth in Section 2.6.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Registered Intellectual Property” has the meaning set forth in Section 4.13(a).

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Substances (including the abandonment or discarding of barrels, containers, or other closed receptacles containing Hazardous Substances) into the environment.

“Representatives” means, with respect to any Person, the officers, directors, Affiliates, employees, accountants, consultants, agents, legal counsel, financial advisors, equityholders (financing sources), investment bankers, actual or prospective retrocessionaires and hedge counterparties and other representatives of such Person.

“Restricted Countries” has the meaning set forth in Section 4.23(c).

“Sanctioned Parties” has the meaning set forth in Section 4.23(c).

“Sanctions” has the meaning set forth in Section 4.23(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule 7.6(b) Taxes” has the meaning set forth in Section 7.6(b) of the Disclosure Schedule.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 338(h)(10) Elections” has the meaning set forth in Section 7.2.

“Section 338(h)(10) Forms” has the meaning set forth in Section 7.2.

“Section 338(h)(10) Subsidiaries” has the meaning set forth in Section 7.2.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the Preamble.

“Seller Board” means the board of directors of the Seller.

“Seller Bylaws” has the meaning set forth in Section 4.1(b).

“Seller Charter” has the meaning set forth in Section 4.1(b).

“Seller Combined Tax Return” has the meaning set forth in Section 7.6(a).

“Seller Common Stock” means the Seller’s shares of Class A Common Stock, par value $0.0001 per share.

“Seller Equity Awards” has the meaning set forth in Section 4.1(d).

“Seller Equity Plans” means, collectively, the ContextLogic In. 2010 Stock Plan, the ContextLogic Inc. 2020 Equity Incentive Plan and the ContextLogic Inc. 2022 New Employee Equity Incentive Plan.

“Seller ESPP” means the ContextLogic Inc. 2020 Employee Stock Purchase Plan.

“Seller Financial Statements” means the audited consolidated financial statements and unaudited consolidated interim financial statements of the Seller and the consolidated Subsidiaries of the Seller included in the Seller SEC Documents.

“Seller Fundamental Representations” means Section 4.1 (Organization and Qualification; Seller Capitalization; Subsidiaries), Section 4.2 (Corporate Authority; Board Recommendation), Section 4.7 (Sufficiency of Assets) and Section 4.18 (Brokers).

“Seller Indemnification Claims” has the meaning set forth in Section 10.2(a).

“Seller Indemnified Parties” has the meaning set forth in Section 10.2(a).

“Seller Licensed Intellectual Property” means exclusive or non-exclusive rights or interests in Intellectual Property owned by a Third Party and licensed or otherwise granted to the Seller or any Transferred Subsidiary.

“Seller Option” means each option to purchase shares of Seller Common Stock granted under any Seller Equity Plan.

“Seller Preferred Stock” means the Seller’s shares of Preferred Stock, par value $0.0001 per share.

“Seller RSU” means each restricted stock unit award granted under any Seller Equity Plan.

“Seller SEC Documents” has the meaning set forth in Section 4.4.

“Seller Stockholder Approval” has the meaning set forth in Section 4.2(a).

“Seller Stockholder Meeting” has the meaning set forth in Section 6.2(b).

“Seller Taxes” has the meaning set forth in Section 2.4(c).

“Seller Terminable Breach” has the meaning set forth in Section 9.1(c)(ii).

“Senior Leaders” has the meaning set forth in Section 6.1(b)(xiv).

“Software” means (a) all software and other computer programs, systems, applications (including user interfaces), tools and firmware, (b) all source code, executable code, data, databases, and (c) all documentation related to any of the foregoing, including user manuals, technical manuals, diagrams, flow charts and other work product.

“Specified IT Applications” has the meaning set forth in Section 6.16.

“Subsequent Purchase Price Allocation” has the meaning set forth in Section 2.6(b).

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which at least one of the following is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries: (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest.

“Superior Proposal” means a bona fide written Competing Proposal (with all references to 20% included in the definition of Competing Proposal increased to 50%) that is not the result of a breach of Section 6.10 and is made after the date of this Agreement by any Person or group (other than the Buyer or any of its Affiliates), that, in the good faith determination of the Seller Board, after consultation with its financial advisors and outside legal counsel, (a) if consummated, would result in a transaction more favorable to the Seller’s stockholders from a financial point of view than the Transactions (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Buyer in response to such proposal or otherwise), and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, any required third-party consents, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects and risks considered relevant by the Seller Board and (c) for which, if applicable, financing is fully committed or reasonably determined to be available by the Seller Board.

“Support Agreement” has the meaning set forth in the Recitals.

“Supporting Stockholders” has the meaning set forth in the Recitals.

“Systems” has the meaning set forth in Section 4.13(j).

“Tangible Personal Property” has the meaning set forth in Section 2.1(d).

“Takeover Law” means any applicable “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested stockholder” or any other antitakeover statute or similar statute enacted under applicable Law.

“Tax” or “Taxes” means all U.S. federal, state, local, foreign, and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, capital stock, social security (or similar), unemployment, disability, withholding, payroll, employment, excise, severance, stamp, occupation, registration, premium, real property, personal property, alternative or add-on minimum, estimated, windfall profits, customs duties, or other taxes imposed by any Governmental Entity, together with any interest, and any penalties or additions to tax with respect thereto, whether disputed or not.

“Tax Contest” has the meaning set forth in Section 7.6(d).

“Tax Contest Notice” has the meaning set forth in Section 7.6(d).

“Tax Returns” means any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including information returns, claims for refunds of Taxes and any amendments, supplements or attachments to any of the foregoing.

“Termination Fee” means $5,200,000.

“Third Party” means any Person other than the Parent and its Subsidiaries and the respective Representatives of the Parent and its Subsidiaries.

“Third Party Claim” has the meaning set forth in Section 10.4(a).

“Top Customers” has the meaning set forth in Section 4.19.

“Top Suppliers” has the meaning set forth in Section 4.20.

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Bills of Sale and Assignment, the Assignment and Assumption Agreements, the IP Assignment Agreement, the Support Agreements and the other agreements, instruments and documents required to be delivered at the Closing.

“Transactions” means (a) the execution and delivery of this Agreement and the other Transaction Documents, (b) the sale of the Purchased Assets to the Buyer and (c) the other transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Tax” has the meaning set forth in Section 7.3.

“Transferred Employee” means (a) each U.S. Employee who accepts an offer of employment pursuant to Section 6.8(b) and commences employment with the Buyer or an Affiliate of the Buyer and (b) each Employee of the Transferred Subsidiaries.

“Transferred Intellectual Property” means Intellectual Property owned or purported to be owned by the Seller (excluding the Excluded Marks).

“Transferred Subsidiaries” has the meaning set forth in Section 2.1(a).

“U.S. Employees” means all Employees employed by the Seller in the United States.

“WARN Act” means the Worker Adjustment and Retraining Notification, 29 U.S.C. 2101 and any similar state, local or foreign Laws, and the regulations implemented thereto.

“Willful and Material Breach” means, with respect to any Party, a material breach by such Party of any covenant, agreement or obligation hereunder that is a consequence of an act deliberately undertaken by such Party (or the deliberate failure by such Party to take an act it is required to take hereunder) with actual knowledge that the taking of (or failure to take) such act would, or would be reasonably likely to, cause a material breach of this Agreement.